As filed with the Securities and Exchange Commission on May 7, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

QC Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Kansas	6099	43-1209939
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2812 West 47th Avenue

Kansas City, Kansas 66103

Phone: (913) 439-1100

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Darrin J. Andersen

President and Chief Operating Officer

QC Holdings, Inc.

2812 West 47th Avenue

Kansas City, Kansas 66103

Phone: (913) 439-1100

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Craig L. Evans Shook, Hardy & Bacon L.L.P. 2555 Grand Boulevard Kansas City, Missouri 64108-2613 (816) 474-6550	Elizabeth R. Hughes Matthew B. Swartz Venable LLP 8010 Towers Crescent Drive Suite 300 Vienna, Virginia 22182 (703) 760-1649

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee

Common stock, par value $0.01 per share		$86,250,000	$10,928

(1)	Includes shares of common stock that may be sold pursuant to the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.    ☐

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                  , 2004

PROSPECTUS

[LOGO]

QC Holdings, Inc.

                Shares

Common Stock

We are selling                         shares of common stock. This is the initial public offering of our common stock, and no public market currently exists for our shares.

We currently expect the initial public offering price to be between $        and $        per share. We will apply to have the common stock included for quotation on The Nasdaq Stock Market’s National Market under the symbol “QCCO.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The selling stockholders have granted the underwriters a 30 day option to purchase up to an aggregate of                          additional shares of common stock on the same terms as set forth above to cover over-allotments, if any. All of the shares to be sold upon the exercise of the over-allotment option are to be sold by the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

The underwriters expect to deliver the shares to purchasers on or about                     , 2004.

Ferris, Baker Watts

Incorporated

The date of this prospectus is                     , 2004

SUMMARY

This summary does not contain all of the information that you should consider before investing. We encourage you to read this entire prospectus, including the “Risk Factors” section and the financial statements and related notes, before deciding to invest in our common stock. All references to our fiscal year reflect the twelve month period ended December 31 of that year. All references to non-financial operating statistics are as of March 31, 2004, unless the context indicates otherwise. Unless otherwise indicated, the information in this prospectus gives effect to a      for 1 stock split to be effectuated prior to the closing of this offering.

Our Company

We are a leading provider of payday loans in the United States. We operate 295 stores in 21 states. Payday loan revenues constituted approximately 87% of our total revenue in fiscal year 2003 and in the three months ended March 31, 2004. We believe that our customers are typically middle-income, working individuals, who use our services because they find them to be a convenient source for small, short-term loans.

We have 20 years of experience operating retail consumer finance businesses. We entered the payday loan industry in 1992, and we believe that we were one of the first companies to offer the payday loan product in the United States. We have served the same customer base since 1984, beginning with a rent-to-own business and continuing with check cashing services in 1988. We sold our rent-to-own stores in 1994. Several of our executives and senior managers have worked in all levels of our stores. Through this direct, store-level experience, we learned first-hand which products, services and practices were successful. We also learned the importance of creating personal relationships with customers and providing store managers with discretion, under corporate supervision, to determine how best to reach and serve customers in their markets.

From January 1, 1999 to March 31, 2004, we grew from 48 stores to 295 stores, representing a compound annual growth rate of 41%, through a combination of acquisitions and new store openings. During this period, we opened 137 new stores, acquired 137 stores and closed 27 stores. Comparable store revenue and gross profit growth for stores open at least 24 months were 17% and 31%, respectively, for the year ended December 31, 2003. Our revenue and store gross profit for the year ended December 31, 2003 were $98.5 million and $36.1 million, respectively.

Industry Background

The payday loan industry began its rapid growth in 1996 when there were an estimated 2,000 payday loan stores in the United States. According to the Community Financial Services Association of America (CFSA), the industry has grown to approximately 22,000 payday loan stores in 2003, generating over $40 billion in annual loan volume. The growth of the payday loan industry has followed the increased acceptance of payday lending by state legislatures. Since 1996, the number of jurisdictions with legislation permitting or not prohibiting payday loans has grown from 12 states to 35 states and the District of Columbia. We believe that the payday loan industry is fragmented and has only 10 companies operating more than 150 stores. We estimate that these 10 companies operate approximately 7,000 stores.

We believe consumers use payday loans for a variety of reasons. A survey by the Credit Research Center at the McDonough School of Business at Georgetown University found that 70% of payday loan customers surveyed who considered other sources of credit use the service for reasons of convenience, while only 6% of those payday loan customers use the service because they had no other alternative.

Our Services

We focus on payday loans because of strong customer demand. We offer payday loans in each of our 295 stores. To receive a payday loan, the customer signs a promissory note and provides us with a check for the principal loan amount plus a specified fee, which varies by state. State law typically limits our fees to a range of between $15 and $20 per $100 borrowed. Loans generally mature in two weeks, on or near the date of a customer’s next payday.

We also offer other consumer financial services in many of our stores, such as check cashing services, title loans, money orders and money transfers.

Competitive Strengths

We believe that the following competitive strengths position us well for growth:

Management Team with Significant Industry and Company Experience.    Our management team has significant experience in the payday loan industry and other retail consumer finance businesses. Over the past 15 years, our management team has successfully acquired and integrated stores as well as opened new stores. In addition to our management’s proven track record of growing our business, they also have extensive operating experience as a result of working at all levels of our stores. We believe that this store-level experience has been critical to our outstanding store performance.

Customer Service and Respect.    Treating our customers with respect and providing them with excellent service are critical to our success. Our experience has taught us that treating customers in a positive, respectful manner creates customer loyalty. We also believe that our customers expect quick and efficient service. Therefore, we strive to minimize the time it takes to complete a payday loan transaction.

Lending Policy.    Our lending policy facilitates quick and convenient service for our customers, while maximizing our payday loan volume. To obtain a payday loan from us, a customer must complete a loan application, maintain a personal checking account, have a source of income and not otherwise be in default on a loan from us. We believe that our lending guidelines allow us to efficiently generate loan volume, enabling new stores to become profitable within six months of opening. For the year ended December 31, 2003, our stores generated an average of more than $350,000 of annual revenue and our highest-revenue store generated approximately $1.5 million in revenues.

Significant Role of Our Store Managers.    We believe that our store managers directly affect the profitability of a store by their ability to reach and serve our customers effectively. Accordingly, we provide monthly incentives to each store manager tied to his or her store’s financial results and provide each store manager numerous opportunities to directly affect his or her store’s operating results. We seek the most effective store management practices and share these practices company-wide. Because our store managers influence our store operating strategies, we believe that they have a greater commitment to the implementation of those strategies at the store level.

Balance Sheet Flexibility.    Immediately after the closing of this offering, we will have no debt. As a result, our cash flow from operations will not be encumbered by debt service. With cash flow from operations and the net proceeds from this offering, we will be poised to grow through the opening of new stores and opportunistic acquisitions. In addition, we will have the ability to leverage our assets to further grow the company.

Business Strategies

Our primary objective is to increase our profits by expanding our payday lending business and increasing comparable store revenues and gross profit. To accomplish this, we:

Focus on Payday Loans.    Our primary focus is to provide the most efficient payday loan services available. We deemphasize low-margin ancillary services such as bill payments and concentrate on payday lending.

Pursue De Novo Store Growth.    Since 1998, we have grown from 48 stores in five states to 295 stores in 21 states, partly through opening 137 new, or de novo, stores. We believe that through de novo growth we can achieve strong return on capital due to our new store economics.

Seek Opportunistic Acquisitions.    Since 1998, we have acquired 137 of our 295 stores. We believe that acquisitions will continue to play a role in our growth strategy because acquired stores provide immediate cash flow and an existing customer base. In addition, larger acquisitions can provide sizable market share in new and existing markets, and acquired stores in existing markets also allow us to leverage our current management structure.

Promote Operational Excellence.    Our Operational Excellence program, which we developed in 2002, is designed to refine operational procedures and improve our internal processes. On a company-wide basis, we identify and disseminate processes designed to improve operational efficiencies, margins and the work environment. This program has become part of our culture and continues to foster improvements to our systems and procedures.

Company Information

Our principal executive offices are located at 2812 West 47th Avenue, Kansas City, Kansas 66103, and our telephone number is (913) 439-1100. Our website address is www.qcholdings.com. Our website and the information contained on our website are not incorporated into this prospectus or the registration statement of which it forms a part.

The Offering

Common stock offered by QC Holdings, Inc.	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering to retire all existing debt, to fund growth through the opening of de novo stores and acquisitions and to fund working capital requirements.

Listing	We will apply to have the common stock included for quotation on The Nasdaq Stock Market’s National Market under the symbol “QCCO.”

We will effectuate a      for 1 stock split prior to the closing of this offering. Unless otherwise indicated, all references to shares and per share data in this prospectus exclude 165,050 shares of common stock issuable upon exercise of outstanding options, at a weighted average price of $22.00 per share.

The underwriters have an option to purchase up to                      additional shares of our common stock from certain stockholders to cover over-allotments, if any. Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Each trademark, trade name or service mark of any other company or person appearing in this prospectus belongs to its holder or holders.

Summary Financial Data

We derived the following historical financial information from our audited consolidated financial statements as of December 31, 2002 and December 31, 2003 and for each of the years in the three-year period ended December 31, 2003 and our unaudited consolidated financial statements as of and for the three months ended March 31, 2004, and for the three months ended March 31, 2003, which are included elsewhere in this prospectus, and our audited consolidated financial statements as of and for the years ended December 31, 1999 and December 31, 2000 and as of December 31, 2001, which are not included in this prospectus. The as adjusted balance sheet data give effect to this offering and the use of proceeds as if they occurred at March 31, 2004. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. This table should be read together with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The information provided below does not give effect to a      for 1 stock split to be effectuated prior to this offering, except as provided in footnote 2 to this table.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands, except per share and operating data)

						(Unaudited)
Statement of Income Data:
Total revenues	$18,629	$39,308	$60,283	$70,907	$98,494	$21,263	$28,183
Total store expenses	11,351	26,746	40,753	47,120	62,402	13,677	15,247

Store gross profit	7,278	12,562	19,530	23,787	36,092	7,586	12,936
Other expenses	4,293	5,967	9,807	10,906	13,446	3,094	4,129

Income before taxes	2,985	6,595	9,723	12,881	22,646	4,492	8,807
Provision for income taxes	1,029	2,520	3,826	5,046	8,722	1,726	3,556

Net income	$1,956	$4,075	$5,897	$7,835	$13,924	$2,766	$5,251

Earnings (loss) per share (1):
Basic	$(2.12)	$0.41	$3.12	$4.14	$5.41	$(1.34)	$4.49
Diluted	(2.12)	0.41	3.10	4.07	5.24	(1.34)	4.25
Shares used to calculate earnings (loss) per share:
Basic	1,666,613	1,891,500	1,891,500	1,891,500	1,595,431	1,891,500	1,168,801
Diluted	1,666,658	1,899,200	1,903,664	1,925,626	1,645,607	1,938,140	1,234,742
Pro forma earnings (loss) per share (2):
Basic
Diluted
Pro forma shares used to calculate earnings (loss) per share (2):
Basic
Diluted
Cash dividends per share					$0.26		$0.59

Operating Data:
Stores (at end of period)	122	176	204	258	294	270	295
Percentage increase in comparable total store revenues from prior period (3)	64.7%	8.1%	24.9%	4.1%	16.6%	14.4%	25.2%
Payday loans:
Number of loan transactions — new loans and refinances (in thousands)	443	778	1,194	1,381	1,878	393	519
Loan volume (in thousands)	$85,610	$204,169	$327,334	$398,494	$590,071	$119,441	$168,848
Average loan	193.42	262.29	274.21	288.53	314.14	303.97	325.28
Average fee	26.06	37.47	40.89	44.11	47.76	46.36	49.29
Total losses as a percentage of revenues	16.2%	17.4%	24.6%	21.1%	21.6%	18.2%	13.5%

	As of December 31,					As of March 31, 2004
	1999	2000	2001	2002	2003	Actual	As Adjusted (2)
	(Dollars in thousands)
						(Unaudited)

Balance Sheet Data:
Cash and cash equivalents	$5,650	$6,003	$8,851	$7,991	$9,497	$10,238	$
Loans receivable, net of allowance for losses	8,004	16,855	19,438	26,619	35,933	30,184
Total assets	17,884	31,503	40,607	51,045	64,929	62,481
Current debt	953	9,796	5,319	8,893	10,974	4,546
Long-term debt	5,696	5,666	10,942	7,771	18,880	18,744
Stockholders’ equity	2,743	2,851	8,754	16,665	9,333	14,035

(1)	Basic and diluted earnings (loss) per share computations are adjusted to reflect our obligation to purchase shares from two principal stockholders upon their death pursuant to our Stockholders Agreement with them. Under generally accepted accounting principles, for purposes of computing income available to common stockholders in the earnings per share calculations, we are required to include as a reduction to net income the increase in the carrying amount of the shares subject to redemption that is charged directly to retained earnings in any given period. Accordingly, we reduced net income available to common stockholders by $5.5 million in 1999, $3.3 million in 2000, $5.3 million in 2003 and $5.3 million for the three months ended March 31, 2003, to reflect the amount charged directly to retained earnings associated with this obligation. Pursuant to the Stockholders Agreement, we maintain insurance policies with respect to these two stockholders that will cover the entire share repurchase obligation.

(2)	The pro forma information and as adjusted was derived assuming a for 1 stock split of our common stock and the issuance of shares of our common stock pursuant to this offering as of the beginning of the periods presented for the pro forma earnings per share information. Dilutive options were included based on the number of dilutive stock options assumed to be exercised during the respective period as computed in connection with the determination of our diluted earnings per share computations. Pro forma basic and diluted earnings per share for the year ended December 31, 2003 and for the three months ended March 31, 2003 and 2004 reflect adjustments for interest expense, net of income taxes assumed to be incurred, as if the proceeds from this offering had been used to repay all outstanding indebtedness as of the beginning of the respective period. The as adjusted balance sheet data as of March 31, 2004 gives effect to this offering and the application of the net proceeds thereof.

(3)	Comparable stores are stores which are open during the full periods for which a comparison is being made. For example, comparable stores for the quarterly analysis as of March 31, 2004 are those stores opened for at least 15 months on such date, and comparable stores for the annual analysis as of December 31, 2003 are those stores opened for at least 24 months on such date.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before you decide whether to purchase the common stock offered by this prospectus, you should carefully consider these risk factors, as well as the other information contained in this prospectus. If any of these risks actually occur, our business, results of operations and financial condition could be significantly and negatively affected. This could cause the trading price of our common stock to decline, perhaps significantly.

Risks Related to Our Business

The payday loan industry is highly regulated under both federal and state laws. Changes in laws governing consumer protection and lending practices may negatively affect our business.

The financial services we offer are highly regulated and subject to supervision by various state and federal agencies. The payday loan industry in particular is highly regulated. There are 35 states that have either adopted specific laws regulating payday loans, such as laws setting maximum fees that a customer may be charged, or do not have laws that preclude or make unprofitable payday lending. In the remaining states, state usury laws, general small loan laws or other consumer credit laws preclude payday loans. Other state and federal regulations that may govern or affect payday lending include licensing requirements, filing and posting of fees, truth in lending, zoning restrictions, permitting requirements, currency transaction and other reporting requirements, and privacy of personal financial information.

Future legislation or regulations may restrict or prohibit payday lending and may have a negative effect on our business. For example, a law prohibiting payday loans was recently enacted in Georgia. States may also seek to impose new licensing requirements, reduce permissible fees or interpret or enforce existing requirements in new ways.

If we lose key managers or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our future success depends to a significant degree upon the members of our senior management, particularly Don Early, our Chairman of the Board of Directors and Chief Executive Officer, Mary Lou Andersen, our Vice Chairman of the Board, and Darrin J. Andersen, our President and Chief Operating Officer. We believe that our corporate culture and success are tied directly to the influence of Mr. Early and Ms. Andersen. Mr. Andersen has also been critical to our growth through acquisitions and new store openings. Accordingly, we believe that the loss of the services of any of these individuals could adversely affect our business. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. Competition for highly-skilled and experienced management is intense and likely to continue and increase. To the extent that we are unable to attract and retain the talent required for our business, our operating results could suffer.

Potential litigation and regulatory actions directed toward our industry could adversely affect our operating results, particularly in a limited number of key states.

During the last few years, we and our competitors have been subject to regulatory proceedings, class action lawsuits and other litigation regarding the offering of payday loans. For instance, we and other payday lenders operated and were licensed in Indiana under a state law that was generally interpreted to permit payday loans. In January 2000, the Indiana Attorney General issued an opinion that this statute did not allow payday lending. Following the issuance of this opinion, we were sued in two class action lawsuits alleging violations of this statute as interpreted by the Attorney General. We settled the lawsuits for an aggregate of approximately $1.0 million in 2001. In addition, we materially reduced operations in Indiana for approximately eight months, until the law was amended to permit payday lending. During this time, we incurred approximately $1.0 million of operating losses from our Indiana stores. Future interpretations of state law in other jurisdictions similar to our experience in Indiana could have an adverse impact on our ability to offer payday loans in those states.

Revenues from our stores located in Missouri, California, Illinois and New Mexico represented in excess of 60% of our total revenues for the year ended December 31, 2003. In each of the states of Missouri and California, revenues represented in excess of 15% of our total revenues for the year ended December 31, 2003. To the extent that laws are passed that affect our ability to offer payday loans or the manner by which we offer payday loans in any one of those states, our business could be adversely affected.

We could suffer losses from interpretations of state laws regulating any of our other financial services, including check cashing and title loans. Regulatory actions taken with respect to one financial service that we offer could negatively affect our ability to offer other financial services. For example, if we were the subject of regulatory action related to our check cashing, title loans or other products, that regulatory action could adversely affect our ability to maintain our licenses for payday lending. Moreover, the suspension or revocation of our license or other authorization in one state could adversely affect our ability to maintain licenses in other states. Accordingly, a violation of a law or regulation in otherwise unrelated products or jurisdictions could affect other parts of our business and adversely affect our business and operations as a whole.

Our operations in North Carolina are dependent on County Bank. If the FDIC or the state of Delaware restricts County Bank from participating in the payday loan business, our operating results could suffer.

Because North Carolina’s usury laws prevent us from operating there without a bank relationship, we entered into an arrangement with County Bank, a Delaware state chartered bank. Under this arrangement, we provide various services in connection with the bank’s origination of payday loans through our North Carolina stores and from which we purchase a participation interest in those loans. During 2003, approximately 4% of our revenues were earned under this arrangement. In many states, laws render the use of the so-called “bank model” necessary or advantageous to payday lenders. The bank model is, however, subject to federal and state banking regulations. Under the bank model, a state chartered bank makes a payday loan from its offices outside the borrower’s state. The bank model is typically used where the borrower’s state limits the availability of payday loans. Under generally accepted legal principles, the state chartered bank may “export” the interest rate permitted by the state in which it is domiciled on loans made to consumers in other states and the state where the consumer is located cannot impose its usury law on that loan. Only state chartered banks can take advantage of the bank model, because federal regulators have effectively prohibited national banks and federal savings associations from participating in the payday loan industry.

The Federal Deposit Insurance Corporation, or FDIC, is the primary federal regulator of County Bank, and in July 2003 issued guidance for banks operating in the payday loan industry. The FDIC sets limits on the dollar amount of payday loans County Bank is permitted to have outstanding at any time based on its capital. If the FDIC reduces these limits or restricts County Bank’s ability to continue its current arrangement with us, our ability to maintain or grow this portion of our business in states where we rely or intend to rely on the bank model could be significantly restricted. County Bank is also subject to FDIC inspection and authority, and, as a result of our arrangement with County Bank, we too are subject to such inspection and authority.

The state of Delaware is the state regulator of County Bank. If the state of Delaware were to order County Bank to cease or significantly curtail its payday lending services, our revenues derived from our arrangement with County Bank in North Carolina would be adversely affected.

In addition, we may become subject to litigation or regulatory proceedings focusing on our relationship with County Bank. If we were to be characterized as the lender of these County Bank loans, then the interest charged for these loans would violate North Carolina’s usury laws. Any resulting refunds or penalties we would likely incur could significantly affect our results of operations. In addition, states could challenge the validity of our arrangement with County Bank. For example, although we do not offer payday loans in New York, recently the New York State Attorney General’s office filed a lawsuit against County Bank and the companies servicing its payday loans in New York challenging the validity of their arrangement in New York. Our arrangement with County Bank requires us to indemnify County Bank against the costs of these types of regulatory challenges to its arrangement with us.

In the future we may expand into additional states utilizing the bank model. Regulatory changes in existing state laws could require or make advantageous a transition to the bank model.

Media reports and public perception of payday loans as being predatory or abusive could adversely affect our business.

Over the past few years, consumer advocacy groups and certain media reports have advocated governmental action to prohibit or severely restrict payday loans. The consumer groups and media reports typically focus on the cost to a consumer for this type of loan, which is higher than the interest typically charged by credit card issuers. This difference in credit cost is more significant if a consumer does not promptly repay the loan, but renews, or rolls over, that loan for one or more additional short-term periods. The consumer groups and media reports typically characterize these payday loans as predatory or abusive toward consumers. If this negative characterization of our payday loans becomes widely accepted by consumers, demand for our payday loans could significantly decrease, which could adversely affect our results of operations and financial condition.

Negative perception of our payday loans or other activities could also result in our being subject to more restrictive laws and regulations. For example, in recent state legislative sessions dozens of bills have been introduced to restrict or prohibit payday lending. Additionally, negative perception influences local zoning and other approvals necessary to open de novo stores.

Regular turnover among our store managers and store-level employees makes it more difficult for us to operate our stores and increases our costs of operations.

We experience high turnover among our store-level employees and in our store managers. In 2003, we sustained approximately 45% turnover among our store managers and approximately 96% turnover among our store-level employees. Turnover interferes with our implementation of our store operating strategies. High turnover in the future would perpetuate these operating pressures and increase our operating costs and could restrict our ability to grow.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our primary business activity is offering payday loans. We also provide certain related services, such as check cashing and title loans, which accounted for approximately 13% of our revenues in 2003 and first quarter of 2004. If we are unable to maintain and grow the operating revenues from our payday loan business, our future revenues and earnings are not likely to grow and could decline. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Any disruption in the availability of our information systems could adversely affect operations at our stores.

We rely upon our information systems to manage and operate our stores and business. Each store is part of an information network that permits us to maintain adequate cash inventory, reconcile cash balances daily, report revenues and expenses timely and, in North Carolina, to access County Bank’s loan approval system. Our back-up systems and security measures could fail to prevent a disruption in the availability of our information systems. Any disruption in the availability of our information systems could adversely affect our operations and our results of operations.

Our headquarters are located at a single location in Kansas City, Kansas. Our information systems and administrative and management processes are primarily provided to our regions and stores from this location, which could be disrupted if a catastrophic event, such as a tornado, power outage or act of terror, destroyed or severely damaged the headquarters. Any of these catastrophic events could adversely affect our operations and our results of operations.

Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

Our continued growth is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced managers and employees, the availability of good store locations, the availability of adequate financing for our expansion activities, the ability to obtain any government permits and licenses and other factors that are beyond our control. Expansion beyond the geographic areas where our stores are presently located will increase demands on management and divert their attention.

Further, acquisitions may entail numerous integration risks and impose costs on us, including:

•	difficulties integrating a workforce that understands and implements our vision of customer service and our Operational Excellence program;

•	difficulties integrating acquired operations or services;

•	the risk of the loss of key employees from acquired businesses;

•	diversion of management’s attention from our core business;

•	dilutive issuances of our equity securities (to the extent used to finance acquisitions);

•	incurrence of indebtedness (to the extent used to finance acquisitions or de novo stores);

•	assumption of known and unknown contingent liabilities;

•	the potential impairment of acquired assets; and

•	incurrence of significant immediate write-offs.

Further, we may not be successful in identifying attractive acquisitions or completing acquisitions on favorable terms. Our failure to integrate acquired stores could adversely affect our business.

Competition in the retail financial services industry is intense and could cause us to lose market share and revenues.

We believe that the primary competitive factors in the payday loan industry are store location and customer service. We face intense competition in the payday loan industry and we believe that the payday lending market is becoming more competitive as this industry matures and begins to consolidate. The payday loan industry has low barriers to entry, and new competitors may enter the market easily. We currently compete with services, such as overdraft protection, offered by traditional financial institutions and with other payday loan and check cashing stores and other financial service entities and retail businesses that offer payday loans or other similar financial services. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our earnings and potential for growth.

General economic conditions affect our loan losses, and accordingly, our results of operations could be adversely affected by a general economic slowdown.

Provision for losses is one of our largest operating expenses, constituting 21.6% of total revenues for the year ended December 31, 2003, and 13.5% of total revenues for the three months ended March 31, 2004, with payday loan losses constituting substantially all the losses. During each period, if a customer does not repay a payday loan when due and the check we present for payment is returned, all accrued fees, interest and outstanding principal are charged off as uncollectible, generally within 15 days after the loan was due. At the end of each period, management considers recent collection history to develop expected loss rates, which are used for the establishment of the allowance for loan losses. Any changes in economic factors that adversely affect our customers could result in higher loan loss experiences than anticipated, which could adversely affect our loan charge-offs and operating results.

If estimates of our loan losses are not adequate to absorb actual losses, our financial condition and results of operations may be adversely affected.

We maintain an allowance for loan losses at levels to cover the estimated incurred losses in the collection of our loan portfolio outstanding at the end of the applicable period. At the end of each period, management considers recent collection history to develop expected loss rates, which are used for the establishment of the allowance for loan losses. Our allowance for loan loss was $1.1 million on December 31, 2003 and $700,000 on March 31, 2004. Our allowance for loan losses is an estimate, and if actual loan losses are materially greater than our allowance for losses, our financial condition and results of operations could be adversely affected.

Because we maintain a significant supply of cash in our stores, we may experience losses due to employee error and theft.

Because our business requires us to maintain a significant supply of cash in our stores, we are subject to the risk of cash shortages resulting from employee errors and theft. We periodically experience employee error and theft in stores, which can significantly increase the operating expenses of those stores for the period in which the employee error or theft is discovered.

Risks Related to this Offering

Our executive officers, directors and principal stockholders may be able to exert significant control over our future direction.

After this offering, our executive officers, directors and principal stockholders will together control approximately     % of our outstanding common stock. Don Early, our Chairman and Chief Executive Officer, alone will own     % of our common stock. As a result, one or more stockholders owning a relatively low percentage of the outstanding shares of our common stock acting together with Don Early would be able to control all matters requiring our stockholders’ approval, including the election of directors and approval of significant corporate transactions. As a result, this concentration of ownership may delay, prevent or deter a change in control or change in board composition, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of the company or its assets and might reduce the market price of our common stock.

Our quarterly results have fluctuated in the past and may fluctuate in the future. If they fluctuate in the future, the market price of our common stock could also fluctuate significantly.

Our quarterly results have fluctuated in the past and are likely to continue to fluctuate in the future. If they do so, our quarterly revenues and operating results may be difficult to forecast. It is possible that our future quarterly results of operations will not meet the expectations of securities analysts or investors. This could cause a material drop in the market price of our common stock.

Our business will continue to be affected by a number of factors, any one of which could substantially affect our results of operations for a particular fiscal quarter. Our quarterly results of operations can vary due to:

•	fluctuations in payday loan demand;

•	fluctuations in our loan loss experience; and

•	regulatory activity restricting our business.

The price of our common stock after this offering may be lower than the offering price you pay and may be volatile.

Prior to this offering, our common stock has not been sold in a public market. After this offering, an active trading market in our common stock might not develop. If an active trading market develops, it may not continue. Moreover, if an active market develops, the trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside of our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many companies. These broad market fluctuations could adversely affect the market price of our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Instead, you will pay a price that was negotiated with the representatives of the underwriters. The price of our common stock that will prevail in the market after this offering may be higher or lower than the offering price.

Future sales of shares of our common stock in the public market could depress our stock price and make it difficult for you to recover the full value of your investment.

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. If our existing stockholders sell substantial amounts of our common stock in the public market following this offering or if there is a perception that these sales may occur, the market price of our common stock could decline. All of the outstanding shares of common stock belonging to officers, directors and other stockholders are currently “restricted securities” under the Securities Act. Assuming the underwriters do not exercise their over-allotment option, after the lockup agreements pertaining to this offering expire 180 days from the date of this prospectus, unless earlier waived, up to                shares, and                      shares issuable upon exercise of outstanding options, will be eligible for future sale in the public market at prescribed times pursuant to Rule 144 under the Securities Act, or otherwise. Sales of a significant number of these shares of common stock in the public market could reduce the market price of our common stock.

The use of our common stock to fund acquisitions or to refinance debt incurred for acquisitions could dilute existing shares.

We intend to consider opportunities to acquire payday loan companies or businesses. We expect that future acquisitions, if any, could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and shares. If the consideration for an acquisition is paid in common stock, existing stockholders’ investments could be diluted. Furthermore, we may decide to incur debt to fund all or part of the costs of an acquisition and may later issue additional shares of common stock to reduce that debt or to provide funds for future acquisitions. The issuance of additional shares of common stock for those purposes would also dilute our existing stockholders’ investments.

Our anti-takeover provisions could prevent or delay a change in control of our company even if the change of control would be beneficial to our stockholders.

Provisions of our amended and restated articles of incorporation and amended and restated bylaws as well as provisions of Kansas law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if the change in control would be beneficial to our stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors without a stockholder vote to increase the number of outstanding shares and thwart a takeover attempt;

•	limitations on the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

We will have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively. This could affect our profitability and cause our stock price to decline.

Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We intend to use a part of the net proceeds for repayment of indebtedness, and the balance for opening de novo stores, making acquisitions and funding future working capital requirements. We may use the net proceeds for corporate purposes that do not increase our profitability or our market value.

Investors will incur immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $     per share, based on an assumed initial public offering price of $     per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements. The words “believe,” “expect,” “anticipate,” “should,” “plan,” “will,” “may,” “intend,” “estimate,” “potential,” “continue” or similar expressions or the negative of these terms are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations and business strategy. They can be affected by inaccurate assumptions, including the risks, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking statements in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus.

Our forward-looking statements speak only as of the date they are made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We expect to receive approximately $    million in net proceeds from this offering based on the sale of                      shares at an assumed initial offering price of $    per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus. We intend to use approximately $             of the net proceeds from this offering to pay in full the balances of all of our indebtedness under our bank loans. The following table sets forth the payoff amounts for each of these obligations as of                     , 2004, along with the applicable interest rates and maturities:

Obligation	Payoff Amount	Interest Rate	Maturity
Revolving Credit Facility	$	Prime plus 1%	Monthly interest payment plus repayment of all outstanding principal at maturity on October 31, 2004
Term Loan		Prime plus 1%	All principal and accrued interest due by March 1, 2019
Term Loan		Prime plus 1%	Monthly principal payments of $147,744 plus interest through October 31, 2008
Term Loan		Prime plus 1%	Monthly principal payments of $208,332 plus interest through October 31, 2006
Subordinated Term Loan		6% in year 1 8% in year 2 10% in year 3	Due October 2006
Subordinated Term Loan		6% in year 1 8% in year 2 10% in year 3	Due October 2006

Total	$

We incurred all the indebtedness described in the table above, other than the $1.0 million term loan, in October 2003 (1) for working capital purposes, (2) to refinance then existing term loans with our senior lender, and (3) to finance the redemption of shares of our common stock for $15.0 million. We incurred the $1.0 million term loan in 2004 to finance the purchase of real estate.

We estimate that the net proceeds from this offering after repayment of indebtedness will be approximately $           million. We intend to use this balance to fund future growth through the opening of de novo stores and opportunistic acquisitions and for future working capital requirements.

We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders pursuant to the underwriters’ over-allotment option, if exercised.

DIVIDEND POLICY

We paid an aggregate of $400,000 in dividends to our stockholders in 2003. In 2004, we have declared $3.1 million in dividends, $2.0 million of which is presently unpaid, but will be paid prior to the closing of this offering. After the closing of this offering, our board of directors will review from time to time whether it is advisable to authorize future dividends.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis, not reflecting the for 1 split of our common stock; and

•	on an as adjusted basis to give effect to (1) the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus, (2) the intended applications of the net proceeds, and (3) the for 1 split of our common stock.

This table should be read together with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	As Adjusted
	(Dollars in thousands)

	(Unaudited)

Cash and cash equivalents	$10,238	$

Debt:
Revolving credit facility	$6	$
Subordinated unsecured notes due October 2006	7,500
Term loan due October 2006	6,459
Term loan due October 2008	8,125
Term loan due March 2019	1,000
Other	200

Total debt	23,290

Stockholders’ equity:
Common stock, $0.01 par value, 3,000,000 shares authorized, 1,908,760 shares issued and 1,533,300 shares outstanding, actual; shares authorized, shares issued and shares outstanding, as adjusted (1)	19
Retained earnings	25,643
Additional paid-in capital	5,420
Treasury stock, 375,460 shares at cost	(16,863)
Notes received for equity	(184)

Total stockholders’ equity	14,035

Total capitalization	$37,325	$

(1)	Excludes an estimated 165,050 shares of our common stock reserved for issuance upon the exercise of options outstanding as of March 31, 2004 at a weighted average exercise price of $22.00 per share.

DILUTION

The net tangible book value of our common stock on March 31, 2004 was $         million, or approximately $           per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of                      shares at an assumed initial public offering price of $           per share, which is the mid-point of the initial public offering price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our net tangible book value at March 31, 2004 would have been approximately $    million, or $    per share. This represents an immediate increase in net tangible book value of $    per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share at March 31, 2004
Increase per share attributable to this offering
As adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

The following table summarizes, on an as adjusted basis, as of March 31, 2004, the total number of shares of our common stock, the total consideration paid and the average price per share paid by existing stockholders and by the new investors in this offering, calculated before deducting the estimated underwriting discounts and commissions and offering expenses:

	As of March 31, 2004
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing Stockholders	1,533,300%		$	%	$
New Investors

Total		100%		$100%

The foregoing discussion and tables assume no exercise of outstanding options to purchase 165,050 shares of our common stock that are exercisable at a weighted average price of $22.00 per share. To the extent the outstanding options are exercised, there may be further dilution to new investors.

SELECTED FINANCIAL DATA

We derived the following historical financial information from our audited consolidated financial statements as of December 31, 2002 and December 31, 2003 and for each of the years in the three-year period ended December 31, 2003 and our unaudited consolidated financial statements as of and for the three months ended March 31, 2004 and for the three months ended March 31, 2003, which are included elsewhere in this prospectus, and our audited consolidated financial statements as of and for the years ended December 31, 1999 and December 31, 2000 and as of December 31, 2001, which are not included in this prospectus. The as adjusted balance sheet data give effect to this offering and the use of proceeds as if they occurred at March 31, 2004. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2004. This table should be read together with the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The information provided below does not give effect to a              for 1 stock split to be effectuated prior to this offering, except as provided in footnote (2) to this table.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands, except per share and operating data)

						(Unaudited)
Statement of Income Data:
Revenues:
Payday loan fees	$11,536	$29,169	$47,935	$59,006	$86,010	$17,559	$24,516
Other	7,093	10,139	12,348	11,901	12,484	3,704	3,667

Total revenues	18,629	39,308	60,283	70,907	98,494	21,263	28,183

Store expenses:
Salaries and benefits	3,587	7,919	10,631	15,646	21,279	4,940	6,117
Provision for losses	3,017	6,822	14,827	14,943	21,293	3,873	3,797
Occupancy	2,696	5,873	7,520	8,509	10,862	2,696	3,014
Depreciation and amortization	167	388	559	952	1,397	266	366
Other	1,884	5,744	7,216	7,070	7,571	1,902	1,953

Total store expenses	11,351	26,746	40,753	47,120	62,402	13,677	15,247

Store gross profit	7,278	12,562	19,530	23,787	36,092	7,586	12,936

Regional expenses	1,267	2,791	4,340	4,949	5,613	1,399	1,820
Corporate expenses	1,524	1,715	3,397	4,815	6,324	1,373	1,791
Depreciation and amortization	540	415	944	241	538	81	132
Interest expense	948	1,008	1,210	879	936	216	356
Other, net	14	38	(84)	22	35	25	30

Income before taxes	2,985	6,595	9,723	12,881	22,646	4,492	8,807
Provision for income taxes	1,029	2,520	3,826	5,046	8,722	1,726	3,556

Net income	$1,956	$4,075	$5,897	$7,835	$13,924	$2,766	$5,251

Earnings (loss) per share (1):
Basic	$(2.12)	$0.41	$3.12	$4.14	$5.41	$(1.34)	$4.49
Diluted	(2.12)	0.41	3.10	4.07	5.24	(1.34)	4.25
Shares used to calculate earnings (loss) per share:
Basic	1,666,613	1,891,500	1,891,500	1,891,500	1,595,431	1,891,500	1,168,801
Diluted	1,666,658	1,899,200	1,903,664	1,925,626	1,645,607	1,938,140	1,234,742
Pro forma earnings (loss) per share (2):
Basic
Diluted
Pro forma shares used to calculate earnings (loss) per share (2):
Basic
Diluted

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(Dollars in thousands, except per share and operating data)

						(Unaudited)

Cash dividends per share					$0.26		$0.59
Cash flows provided by (used in):
Operating activities	$3,149	$4,954	$9,105	$10,968	$18,409	$2,651	$4,527
Investing activities	(6,124)	(13,357)	(7,063)	(12,275)	(14,391)	3,226	3,326
Financing activities	6,212	8,756	806	447	(2,512)	(3,426)	(7,112)

Net increase (decrease) in cash and equivalents	$3,237	$353	$2,848	$(860)	$1,506	$2,451	$741

Operating Data:
Stores (at end of period)	122	176	204	258	294	270	295
Percentage increase in comparable total store revenues from prior period (3)	64.7%	8.1%	24.9%	4.1%	16.6%	14.4%	25.2%
Payday loans:
Number of loan transactions — new loans and refinances (in thousands)	443	778	1,194	1,381	1,878	393	519
Loan volume (in thousands)	$85,610	$204,169	$327,334	$398,494	$590,071	$119,441	$168,848
Average loan	193.42	262.29	274.21	288.53	314.14	303.97	325.28
Average fee	26.06	37.47	40.89	44.11	47.76	46.36	49.29
Total losses as a percentage of revenues	16.2%	17.4%	24.6%	21.1%	21.6%	18.2%	13.5%

Allowance for Loan Losses:
Balance at beginning of period	$98	$265	$565	$650	$750	$750	$1,090
Adjustment to provision for losses based on evaluation of outstanding receivables at year end	167	300	85	100	340	(210)	(390)

Balance, at period end	$265	$565	$650	$750	$1,090	$540	$700

Provision for Losses:
Charge-off to expense	$5,928	$14,540	$26,705	$32,934	$45,665	$10,414	$11,156
Recoveries	(3,078)	(8,018)	(11,963)	(18,091)	(24,712)	(6,331)	(6,969)
Adjustment to provision for losses based on evaluation of outstanding receivables at period end	167	300	85	100	340	(210)	(390)

Total provisions for losses	$3,017	$6,822	$14,827	$14,943	$21,293	$3,873	$3,797

	As of December 31,					As of March 31, 2004
	1999	2000	2001	2002	2003	Actual	As Adjusted (2)
	(Dollars in thousands)					(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$5,650	$6,003	$8,851	$7,991	$9,497	$10,238	$
Loans receivable, net of allowance for losses	8,004	16,855	19,438	26,619	35,933	30,184
Total assets	17,884	31,503	40,607	51,045	64,929	62,481
Current debt	953	9,796	5,319	8,893	10,974	4,546
Long-term debt	5,696	5,666	10,942	7,771	18,880	18,744
Stockholders’ equity	2,743	2,851	8,754	16,665	9,333	14,035

(1)

Basic and diluted earnings (loss) per share computations are adjusted to reflect our obligation to purchase shares from two principal stockholders upon their death pursuant to our Stockholders Agreement with them. Under generally accepted accounting principles, for purposes of computing income available to common stockholders in the earnings per share calculations, we are required to include as a reduction to net income the increase in the carrying amount of the shares subject to redemption that is charged directly to retained earnings in any given period. Accordingly, we reduced net income available to common stockholders by $5.5 million in 1999, $3.3 million in 2000, $5.3 million in 2003 and $5.3 million for the three months ended March 31, 2003, to reflect the amount charged directly to retained earnings associated with this obligation. Pursuant to the Stockholders Agreement, we maintain insurance policies with respect to these two stockholders that will cover the entire share repurchase obligation.

(2)	The pro forma and as adjusted information was derived assuming a for 1 stock split of our common stock and the issuance of shares of our common stock pursuant to this offering as of the beginning of the periods presented for the pro forma earnings per share information. Dilutive options were included based on the number of dilutive stock options assumed to be exercised during the respective period as computed in connection with the determination of our diluted earnings per share computations. Pro forma basic and diluted earnings per share for the year ended December 31, 2003 and for the three months ended March 31, 2003 and 2004 reflect adjustments for interest expense, net of income taxes assumed to be incurred, as if the proceeds from this offering had been used to repay all outstanding indebtedness as of the beginning of the respective period. The as adjusted balance sheet data as of March 31, 2004 gives effect to this offering and the application of the net proceeds thereof.

(3)	Comparable stores are stores which are open during the full periods for which a comparison is being made. For example, comparable stores for the quarterly analysis as of March 31, 2004 are those stores opened for at least 15 months on such date, and comparable stores for the annual analysis as of December 31, 2003 are those stores opened for at least 24 months on such date.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial condition, results of operations and liquidity and capital resources for the three months ended March 31, 2003 and 2004 and for the years ended December 31, 2001, 2002 and 2003. This section should be read together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this prospectus.

Overview

We are the parent company of QC Financial Services, Inc. and its wholly owned subsidiaries. We derive our revenues primarily by providing short-term consumer loans, known as payday loans. We also earn fees for various other financial services, such as check cashing services, title loans, money orders and money transfers. We operate 295 stores in 21 states. In all but one of these states, North Carolina, we fund our payday loans directly to the customer and receive a fee. Fees charged to customers vary from state to state, and in most cases, are limited by state law. In North Carolina, we have an arrangement with County Bank to which we provide various services in connection with the bank’s origination of payday loans in our stores and from which we purchase a pro rata participation interest in those loans. For our check cashing services, we charge our customers a fee that is usually equal to a percentage of the amount of the check being cashed and is deducted from the cash provided to the customer.

Our expenses primarily relate to the operations of our store network, the most significant of which include salaries and benefits for our store employees, provisions for losses and occupancy expense for our leased real estate. Regional and corporate expenses, including compensation of employees and occupancy expenses, are our other primary costs.

We evaluate our stores based on store gross profit and revenue growth, with consideration given as to the length of time the store has been open. We consider comparable store growth a strong indicator of operating efficiency. We define comparable stores as those stores which are open during the full periods for which a comparison is being made. For example, comparable stores for the quarterly analysis as of March 31, 2004 have been open at least 15 months and comparable stores for the annual analysis as of December 31, 2003 have been open at least 24 months. We monitor newer stores for their progress to profitability and rate of loan growth. With respect to our cost structure, salaries and benefits are historically our largest costs and are driven primarily by the addition of stores throughout the year. Our provision for losses is also a significant expense. If a customer’s check is returned by the bank as uncollected, we generally make an immediate charge-off to the provision for losses for the amount of the customer’s loan. Any recoveries on amounts previously charged off are recorded as a reduction to the provision for losses in the period recovered. We have experienced seasonality in our operations, with the first and fourth quarters typically being our strongest periods as a result of broader economic factors, such as holiday spending habits at the end of each year and income tax refunds during the first quarter.

Discussion of Critical Accounting Policies

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America applied on a consistent basis. The preparation of these financial statements requires us to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary materially from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect the more significant estimates and assumptions used in the preparation of our financial statements.

Revenue Recognition

We record revenue from loans upon issuance. The term of a loan is generally 14 days for a payday loan and 30 days for a title loan. At the end of each period, we record an estimate of the unearned revenue, which results in revenues being recognized on a constant-yield basis ratably over the term of each loan.

Generally, we recognize revenue for check cashing and other services when those services are provided to the customer, which is at the time of sale.

Provision for Losses and Returned Item Policy

We record a provision for losses associated with loans made to customers when checks are presented to the bank for payment and returned as uncollected. On the date we receive a returned check, all accrued fees, interest and outstanding principal are charged off, generally within 15 days after the due date of the loan. Accordingly, the loans included in the loans receivable balance at any given point in time are typically not older than 30 days. These charge-offs are recorded as expense through the provision for losses. Any recoveries on losses previously charged to expense are recorded as a reduction to the provision for losses in the period recovered.

With respect to the loans receivable at each period end, we maintain an allowance for loan losses (including fees and interest) at a level estimated to be adequate to absorb estimated incurred losses in the outstanding loan portfolio, which includes our pro rata participation in purchased loans. Management considers recent collection history to develop expected loss rates, which are used for the establishment of the allowance. Using this information, we record an adjustment to the allowance for loan losses through the provision for losses at period end.

The following table summarizes the activity in the allowance for loan losses and the provision for losses during the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
				(Unaudited)
Allowance for loan losses:
Balance, beginning of year	$565	$650	$750	$750	$1,090
Adjustment to provision for losses based on evaluation of outstanding receivables at period end	85	100	340	(210)	(390)

Balance, end of period	$650	$750	$1,090	$540	$700

Provision for losses:
Charge-offs to expense	$26,705	$32,934	$45,665	$10,414	$11,156
Recoveries	(11,963)	(18,091)	(24,712)	(6,331)	(6,969)
Adjustment to provision for losses based on evaluation of outstanding receivables at period end	85	100	340	(210)	(390)

Total provision for losses	$14,827	$14,943	$21,293	$3,873	$3,797

Our business is seasonal due to the impact of fluctuating demand for payday loans throughout the year, with historically higher demand in the month of January and in the fourth quarter of each year. The provision for losses is lower in the first quarter of the year as a percentage of revenues due to improved historical collection experience associated with our customers’ receipt of income tax refunds. The second and third quarters of each year generally reflect the continued trend to a higher provision for losses as a percentage of revenues, with the third quarter typically having the highest level of provision for losses, indicative of the strong demand for loans and associated higher likelihood of losses.

Income Taxes

In connection with the preparation of our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating current tax exposure, together with assessing the differences between the financial statement and tax bases of assets and liabilities as measured by the tax rates that will be in effect when these differences reverse. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. As of December 31, 2003 and March 31, 2004, we reported a net deferred tax liability in the consolidated balance sheet.

Results of Operations

Comparison of Three Months Ended March 31, 2004 to Three Months Ended March 31, 2003

The following table sets forth our results of operations for the three months ended March 31, 2004 compared to the three months ended March 31, 2003:

	Three Months Ended March 31,		Three Months Ended March 31,
	2003	2004	2003	2004
	(Dollars in thousands, except operating data)		(Percentage of revenues)

	(Unaudited)
Statement of Income Data:
Revenues:
Payday loan fees	$17,559	$24,516	82.6%	87.0%
Other	3,704	3,667	17.4	13.0

Total revenues	21,263	28,183	100.0	100.0

Store expenses:
Salaries and benefits	4,940	6,117	23.2	21.7
Provision for losses	3,873	3,797	18.2	13.5
Occupancy	2,696	3,014	12.7	10.7
Depreciation and amortization	266	366	1.3	1.3
Other	1,902	1,953	8.9	6.9

Total store expenses	13,677	15,247	64.3	54.1

Store gross profit	7,586	12,936	35.7	45.9

Regional expenses	1,399	1,820	6.6	6.4
Corporate expenses	1,373	1,791	6.5	6.4
Depreciation and amortization	81	132	0.4	0.5
Interest expense	216	356	1.0	1.3
Other, net	25	30	0.1	0.1

Income before taxes	4,492	8,807	21.1	31.2
Provision for income taxes	1,726	3,556	8.1	12.6

Net income	$2,766	$5,251	13.0%	18.6%

Operating Data:
Number of loans originated	392,937	519,091
Average revenue per store	$80,544	$95,536
Average revenue per comparable store (1)	89,513	102,266
Average loan size	303.97	325.28

	Three Months Ended March 31,
	2003	2004

Store Information:
Number of stores, beginning of year	258	294
De novo stores opened	13	2
Acquired stores
Stores closed	1	1

Number of stores, end of period	270	295

Average number of stores open during period	264	295

(1)	Comparable stores are those stores that were open for at least 15 months as of each March 31.

Revenues.    Revenues totaled $28.2 million for the three months ended March 31, 2004 compared to $21.3 million for the three months ended March 31, 2003, an increase of $6.9 million, or 32.4%. This revenue improvement in first quarter 2004 was attributable to higher payday loan volume. We originated 519,091 payday loans during first quarter 2004, with an average loan size of $325.28, compared to 392,937 payday loans with an average loan size of $303.97 in first quarter 2003.

Comparable store revenues improved approximately $5.2 million, or 25.2%, quarter to quarter, largely as a result of higher payday loan volume during the current year period. Payday loan revenues during first quarter 2004 also benefited from the inclusion of 34 stores that were opened subsequent to first quarter 2003, partially offset by the lack of revenues from nine stores that closed during the same period.

Revenue from other sources, primarily check cashing and title loan fees, totaled $3.7 million for both quarters, with check cashing and title loans representing 7.7% and 3.7% of total revenues, respectively, for the three months ended March 31, 2004. Check cashing fees, as a percentage of revenue, are normally higher in the first quarter due to increased check cashing volume from tax refund checks.

Store Expenses.    Store expenses were $15.2 million for the three months ended March 31, 2004 compared to $13.7 million for the three months ended March 31, 2003, an increase of $1.5 million, or 10.9%. Salaries and benefits, which is the largest store expense, increased $1.2 million from first quarter 2003 to first quarter 2004, primarily due to employees hired to work at the stores opened subsequent to March 31, 2003. The remaining $300,000 increase quarter to quarter reflects higher occupancy costs associated with stores added subsequent to March 31, 2003, partially offset by a slightly lower provision for losses.

Our provision for losses for first quarter 2004 was 13.5% of revenue compared to 18.2% of revenue in first quarter 2003. We believe that our favorable loss experience in first quarter 2004 compared to first quarter 2003 was primarily attributable to: (1) improved economic and employment conditions, (2) higher income tax refunds received by our customers and (3) improved collections of loans due to the benefits of our customer service approach to collections. Our business is seasonal due to the impact of fluctuating demand for payday loans throughout the year, with historically higher demand in the month of January and in the fourth quarter of each year. We normally experience improved loan collections in February and March of each year, which reduces our loan losses in the first quarter of each year. Accordingly, as a percentage of revenues, our provision for losses during the first quarter of each year is not reflective of the loss experience we expect for the full year. We implemented our Operational Excellence program throughout 2003, which has a customer service component that is intended to enhance the likelihood of collecting our loans. We believe this approach creates trust between the customer and our store personnel, thereby enhancing the likelihood of effective repayment of outstanding loans.

Expenses related to stores that were opened during 2003 accounted for $1.4 million of the increase in total store expense, primarily in salaries and benefits. Stores closed subsequent to March 31, 2003 reduced expenses by $346,000 compared to first quarter 2003. Comparable store expenses for the current quarter increased over first quarter 2003 by approximately $484,000, or 3.8%. The slower rate of growth in expenses versus revenues for comparable stores is partially a result of efforts to implement our Operational Excellence program, which encourages store managers to share successful operating procedures with other locations throughout the organization and seeks to provide a greater opportunity for consistency in critical business drivers across geographic boundaries.

Store Gross Profit.    Store gross profit improved $5.3 million, or 69.7%, as a result of the higher growth rate of revenues compared to expenses in the current year quarter compared to the prior year’s quarter. Store gross margins, which is gross profit as a percentage of revenues, improved from 35.7% in first quarter 2003 to 45.9% in first quarter 2004. While we believe store gross margins will continue to be strong, historically the first and fourth quarters of each year are our strongest. See “— Seasonality.” Accordingly, store gross margins for the remainder of 2004 are not expected to achieve the levels reported in first quarter 2004.

The gross margin for stores opened subsequent to March 31, 2003 was approximately 9.2%. Generally our de novo locations become profitable after approximately six months. Initial profitability for stores that we have acquired varies greatly based on numerous factors, including the training of personnel and infrastructure development.

Regional and Corporate Expenses.    Regional and corporate expenses were $3.6 million for the three months ended March 31, 2004 compared to $2.8 million for the three months ended March 31, 2003, an increase of $800,000, or 28.6%. The increase reflects higher administrative expenses, such as salaries and benefits, professional fees and travel, associated with the increase in the number of stores and resulting need for support functions.

Interest Expense.    Interest expense increased $140,000, or 64.8%, to $356,000 for the three months ended March 31, 2004 compared to $216,000 for the three months ended March 31, 2003, due primarily to the additional $15.0 million of long-term debt we incurred in fourth quarter 2003 in connection with the redemption of shares of our common stock.

Income Tax Provision.    Our provision for income taxes increased $1.9 million to $3.6 million during first quarter 2004 from $1.7 million during first quarter 2003 as a result of higher pretax income. Our first quarter 2004 effective income tax rate of 40.4% was higher than the 38.4% in first quarter 2003 due to state and local tax planning in 2003.

Selected Changes in Financial Condition During First Quarter 2004.    Loans receivable, net of allowance for loan losses, declined $5.7 million from December 31, 2003 to $30.2 million as of March 31, 2004 due to collections on the year end balances and the historical lower lending levels in February and March of each year coincident with customers paying offer their payday loans with their tax refunds.

Property and equipment, net of depreciation and amortization, increased $2.0 million during first quarter 2004 to $13.9 million as of March 31, 2004, primarily due (1) to the acquisition of property in California for approximately $1.3 million, using $300,000 in cash and $1.0 million in borrowings under a term loan with interest at prime plus 1.0% and due in March 2019, and (2) to leasehold improvements on existing stores.

We repaid the $6.3 million balance on our revolving credit facility during first quarter 2004 from available cash. Other indebtedness declined slightly during the first quarter 2004 as a result of repayments of principal.

Fiscal Year Results of Operations

The following table sets forth our results of operations for the three years ended December 31, 2003:

	Year Ended December 31,			Year Ended December 31,
	2001	2002	2003	2001	2002	2003
	(Dollars in thousands, except operating data)			(Percentage of revenues)
Statement of Income Data:
Revenues:
Payday loan fees	$47,935	$59,006	$86,010	79.5%	83.2%	87.3%
Other	12,348	11,901	12,484	20.5	16.8	12.7

Total revenues	60,283	70,907	98,494	100.0	100.0	100.0

Store expenses:
Salaries and benefits	10,631	15,646	21,279	17.6	22.1	21.6
Provision for losses	14,827	14,943	21,293	24.6	21.1	21.6
Occupancy	7,520	8,509	10,862	12.5	12.0	11.0
Depreciation and amortization	559	952	1,397	0.9	1.3	1.4
Other	7,216	7,070	7,571	12.0	10.0	7.7

Total store expenses	40,753	47,120	62,402	67.6	66.5	63.3

Store gross profit	19,530	23,787	36,092	32.4	33.5	36.7

Regional expenses	4,340	4,949	5,613	7.2	7.0	5.7
Corporate expenses	3,397	4,815	6,324	5.6	6.8	6.4
Depreciation and amortization	944	241	538	1.6	0.3	0.6
Interest expense	1,210	879	936	2.0	1.2	1.0
Other, net	(84)	22	35	(0.1)

Income before taxes	9,723	12,881	22,646	16.1	18.2	23.0
Provision for income taxes	3,826	5,046	8,722	6.3	7.1	8.9

Net income	$5,897	$7,835	$13,924	9.8%	11.1%	14.1%

Operating Data:
Number of loans originated	1,193,737	1,381,104	1,878,369
Average revenue per store	$317,279	$306,957	$356,862
Average revenue per comparable store (1)	327,536	352,272	400,839
Average loan size	274.21	288.53	314.14

Store Information:
Number of stores, beginning of year	176	204	258
De novo stores opened	22	55	45
Acquired stores	12	6
Stores closed	6	7	9

Number of stores, end of year	204	258	294

Average number of stores open during year	190	231	276

(1)	Comparable stores are those stores that were open for at least 24 months as of each December 31.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Revenues.    Revenues totaled $98.5 million for the year ended December 31, 2003 compared to $70.9 million for the year ended December 31, 2002, an increase of $27.6 million or 38.9%. This increase in total revenues was primarily the result of an increase in payday loan volume. During 2003, we originated 1,878,369 payday loans, with an average loan size of $314.14, compared to 1,381,104 payday loans with an average loan size of $288.53 in 2002.

Revenues from stores opened or acquired during 2002 that had a full year of revenue during 2003 represented $13.8 million of the increase year to year. Comparable store revenues during 2003 increased $10.9 million or 16.6%, primarily as a result of (1) a higher number of payday loans made during 2003, (2) the resumption of revenues earned from our stores in Indiana due to enactment of a new payday loan law in Indiana, and (3) a different banking relationship for payday loans in North Carolina that provided higher payday loan volume compared to prior years. The remaining increase in revenues during 2003 compared to 2002 reflects revenues earned from stores added during 2003, partially offset by stores that were closed during the year.

Revenues from other sources, primarily check cashing and title loans, increased $583,000 from 2002 to 2003. This increase reflects modest improvements in check cashing and title loan revenues, primarily as a result of the inclusion of stores in fiscal 2003 totals that were opened during 2002 and 2003. While revenues for these ancillary products and services increased year to year, their percentage of total revenues declined from 16.8% in 2002 to 12.7% in 2003, reflecting our reduced emphasis on these non-core products and services. Revenues from check cashing and title loans represented 6.5% and 4.5% of revenues, respectively, for the year ended December 31, 2003.

Store Expenses.    Store expenses were $62.4 million during 2003, compared to $47.1 million in 2002, an increase of $15.3 million, or 32.5%. Higher store expenses reflected an increase in the provision for losses, which increased from $14.9 million in 2002 to $21.3 million in 2003, and higher salaries and benefits, which rose $5.7 million from $15.6 million in 2002 to $21.3 million in 2003. Our provision for losses increased ratably with the increase in revenues year to year, representing 21.6% of revenues in 2003 versus 21.1% of revenues in 2002. With respect to salaries and expenses, the effect of a full year of compensation costs for the employees working in the 55 stores opened during 2002 and the 45 new store openings in 2003 accounted for the majority of the increase.

While occupancy costs increased $2.4 million from 2002 to 2003 as a result of stores added in 2002 and 2003, as a percentage of revenue, occupancy costs declined to 11.0% from 12.0% as a result of revenue increases year to year. Depreciation and amortization increased $445,000 from 2002 to 2003 due to leasehold improvements associated with de novo stores. Other costs, which include advertising, utilities and office supplies increased $501,000 in 2003 compared to 2002 with higher general office costs substantially offset by a $1.0 million decline in advertising as a result of a reduced focus on new store promotional activities. The rate of the increase in other costs, however, trailed that of revenues, resulting in improvements when analyzed as a percentage of revenue.

Store Gross Profit.    Store gross profit increased $12.3 million from $23.8 million for the year ended December 31, 2002 to $36.1 million for the year ended December 31, 2003. Store gross margins improved to 36.7% in 2003 compared to 33.5% in 2002. Comparable store gross margins were 42.1% in 2003 compared to 37.4% in 2002. Stores added during 2002 earned gross profit of $5.5 million during 2003, with a store margin of 31.0%. De novo stores opened during 2003 lost a total of approximately $1.6 million in the aggregate.

Regional and Corporate Expenses.    Regional expenses totaled $5.6 million for 2003 compared to $4.9 million for 2002, an increase of $664,000, or 13.6%. This increase is primarily attributable to the addition of stores during 2002 and 2003, which led to higher salaries and benefits with the addition of regional personnel. Corporate expenses increased from $4.8 million in 2002 to $6.3 million in 2003, reflecting ongoing efforts to provide timely and effective strategic and administrative support to the various locations throughout the country through a professional corporate infrastructure. Together, regional and corporate expenses as a percentage of revenues decreased from 13.8% during 2002 to 12.1% during 2003.

Interest Expense.    Interest expense increased slightly in 2003 to $936,000 compared to $879,000 in 2002. Higher average debt balances in 2003 compared to 2002, particularly as a result of the $15.0 million borrowed in fourth quarter 2003 to fund a stock redemption, were substantially offset by the benefit of declining interest rates during 2003.

Income Tax Provision.    Our provision for income taxes increased to $8.7 million in 2003 compared to $5.0 million in 2002 as a result of higher pretax income. Our effective income tax rate declined from 39.2% in 2002 to 38.5% in 2003, primarily as a result of tax planning strategies related to state income taxes.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Revenues.    Revenues totaled $70.9 million for the year ended December 31, 2002 compared to $60.3 million for the year ended December 31, 2001, an increase of $10.6 million or 17.6%. This improvement in total revenues was primarily the result of an increase in payday loan volume. In 2002, we originated 1,381,104 payday loans, with an average loan size of $288.53, compared to 1,193,737 payday loans with an average loan size of $274.21 in 2001.

Comparable store revenues during 2002 increased 4.1%, and stores opened during 2001 increased $5.5 million to $8.2 million from 2001 to 2002. New stores opened during 2002 accounted for the remainder of the increase, partially offset by the lack of revenues for stores that closed during 2001. The increase in comparable store revenues during 2002 was attributable to a higher number of payday loans originated, partially offset by reduced fees in Indiana and North Carolina as a result of changes in state regulations that severely limited or restricted payday loans in those states.

Revenues from other sources, primarily check cashing and title loans, declined from $12.3 million in 2001 to $11.9 million in 2002. This decline was primarily attributable to lower check cashing fees. As a percentage of total revenues, revenues from other sources continued to decline from 20.5% in 2001 to 16.8% in 2002.

Store Expenses.    Store expenses were $47.1 million during 2002 compared to $40.8 million during 2001, an increase of $6.3 million, or 15.4%. The increase in store expenses year to year was primarily attributable to higher salaries and benefits, which rose $5.0 million from $10.6 million in 2001 to $15.6 million in 2002, and increases in occupancy costs. With respect to salaries and expenses, additional personnel to staff stores opened or acquired during 2001 and 2002 accounted for the majority of the increase, with 34 new stores in 2001 and 61 new stores during 2002 resulting in an increase in the average number of employees to 696 during 2002 from 565 during 2001. Occupancy costs increased $1.0 million from 2001 to 2002 as a result of the stores opened or acquired in 2001 and 2002.

As a percentage of revenues, the provision for losses declined from 24.6% to 21.1% year to year. This improvement highlights our emphasis on improved loan volume and collections from stores we acquired in 2000. Depreciation and amortization increased by $393,000 from 2001 to 2002 due to leasehold improvements associated with de novo stores. Other expenses decreased $146,000 from 2001 to 2002. The year ended December 31, 2001 includes a $1.0 million accrued expense associated with the Indiana litigation that was settled in 2002. Exclusive of this amount, other expenses increased.

Store Gross Profit.    Store gross profit increased $4.3 million from $19.5 million for the year ended December 31, 2001 to $23.8 million for the year ended December 31, 2002. Store gross margins improved to 33.5% in 2002 compared to 32.4% in 2001.

Regional and Corporate Expenses.    Regional expenses totaled $4.9 million during 2002 compared to $4.3 million during 2001, an increase of $600,000, or 14.0%. This increase is primarily attributable to the addition of stores during 2002, which led to higher salaries and benefits. Corporate expenses increased from $3.4 million in 2001 to $4.8 million in 2002 as a result of corporate initiatives to develop infrastructure to accommodate the rapid growth experienced by the company. Together, regional and corporate expenses as a percentage of revenues increased from 12.8% during 2001 to 13.8% during 2002.

Depreciation and Amortization.    Depreciation and amortization declined $703,000 from $944,000 during 2001 to $241,000 during 2002. This decline is largely attributable to amortization in 2001 associated with goodwill, which was no longer required pursuant to changes in accounting principles.

Interest Expense.    Interest expense decreased $331,000 in 2002 compared to 2001 as a result slightly lower interest rates compared to 2001.

Income Tax Provision.    Our provision for income taxes increased in 2002 compared to 2001 as a result of higher pretax income. Our effective income tax rate of 39.2% for the year ended December 31, 2002 was slightly lower than 2001 effective income tax rate of 39.3%.

Liquidity and Capital Resources

The following table presents a summary of cash flows for the three years ended December 31, 2003 and the three months ended March 31, 2003 and 2004:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(Dollars in thousands)
				(Unaudited)

Cash flows provided by (used for):
Operating activities	$9,105	$10,968	$18,409	$2,651	$4,527
Investing activities	(7,063)	(12,275)	(14,391)	3,226	3,326
Financing activities	806	447	(2,512)	(3,426)	(7,112)

Net increase (decrease) in cash and cash equivalents	2,848	(860)	1,506	2,451	741
Cash and cash equivalents, beginning of year	6,003	8,851	7,991	7,991	9,497

Cash and cash equivalents, end of period	$8,851	$7,991	$9,497	$10,442	$10,238

Our principal sources of cash are from operations and borrowings under our revolving credit facility. We have also entered into term loans from time to time in connection with funding of acquisitions, redemption of our common stock, capital expenditures and to place a portion of our credit facility borrowings on a scheduled amortization.

Net cash provided by operating activities was $9.1 million in 2001, $11.0 million in 2002 and $18.4 million in 2003. The increases in operating cash flows year to year are primarily a result of improvements in net income each year. Net cash provided by operating activities was $4.5 million for the three months ended March 31, 2004, compared to $2.7 million for the three months ended March 31, 2003. This $1.8 million increase in net cash provided by operations was primarily due to the increase in net income period to period. Higher net income, however, was partially offset by a greater decline in working capital components in the first three months of 2004 compared to the first three months of 2003, largely attributable to the timing of tax payments.

Beginning in the fall of 2004, we intentionally slowed our growth through de novo store openings in order to strengthen our cash position. Each new store requires up to $150,000 to fund its cash requirements. We slowed our new store growth because we needed additional cash to service the $15.0 million in long-term debt we incurred to repurchase common stock, and to begin paying dividends on our common stock.

Net cash used in investing activities was $7.1 million in 2001, $12.3 million in 2002 and $14.4 million in 2003. Our investing activities primarily relate to the funding of payday loans (net of charge-offs and recoveries) and purchases of property and equipment for our new and existing stores. Loans receivable balances increased $2.6 million in 2001, $7.2 million in 2002 and $9.3 million in 2003. The balances increased due to higher loan volume. Increases in annual capital expenditures from $3.6 million in 2001 and $4.4 million in 2002 to $5.2 million in 2003 are indicative of the growth in the number of stores.

For the three months ended March 31, 2004, net cash received from investing activities totaled $3.3 million compared to $3.2 million for the three months ended March 31, 2003. Declines in the loans receivable balances in both periods reflect our historical experience that larger year-end receivable balances are collected during the first quarter due to income tax refunds received by customers, which also lead to fewer loans at the end of the first quarter. The declines in loans receivable in first quarter 2003 and 2004 were partially offset by capital expenditures of $1.9 million and $2.5 million during the three months ended March 31, 2003 and 2004, respectively. We currently expect that our capital expenditure levels will continue to grow during 2004 as we undertake remodeling efforts in various existing stores and open de novo stores.

Net cash provided by (used for) financing activities was $800,000 in 2001, $400,000 in 2002 and $(2.5) million in 2003. The decline during 2003 was largely the result of the $15.0 million repurchase of stock in fourth quarter 2003, which was substantially offset by $13.2 million in net borrowings under our term loans and revolving credit facility largely to fund this stock repurchase. In the fourth quarter of 2003, we paid $400,000 in dividends. Activity in 2001 and 2002 reflects net borrowings during each year.

Net cash used in financing activities was $7.1 million for the three months ended March 31, 2004 compared to $3.4 million for the three months ended March 31, 2003. The greater use of cash for financing activities during the three months ended March 31, 2004 resulted from the repayment of $6.3 million in borrowings under our credit facility, scheduled payments of principal under term loans and repayment of $245,000 of related party notes. These repayments were partially offset by $1.0 million in borrowings through a note payable, bearing interest at the prime lending rate plus 1.0% and due in March 2019, in connection with the acquisition of property in California. Repayments of borrowings under the revolving credit facility and term loans comprised the financing activities during first quarter 2003. We paid $900,000 in dividends in the first quarter of 2004. We have also declared a total of $2.2 million in dividends since March 31, 2004 which we expect to pay prior to May 31, 2004 using operating cash flows.

Since March 31, 2004, we borrowed under our revolving credit facility to prepay $2.0 million in subordinated notes. We expect to use a portion of the proceeds from this offering to repay all of our debt. Our revolving credit facility, which provides for borrowings of up to $10.0 million bearing interest at the prime lending rate plus 1.0%, expires in October 2004. We expect to negotiate a new credit facility as soon as practicable after the closing of this offering. As of March 31, 2004, we were not in compliance with certain covenants with respect to minimum net worth requirements after consideration of the liability for mandatory share redemption recorded pursuant to a Stockholders Agreement with two of our principal stockholders. The Company received waivers from the financial institution with respect to those covenants.

After the closing of this offering, we will have a significant cash balance and no debt. We believe that cash flows from operations and available cash will allow us to fund our liquidity and capital expenditure requirements for the foreseeable future. We anticipate that available cash after satisfaction of operations and capital expenditure requirements will be primarily used to fund anticipated increases in payday loans, to finance new store expansion, and to complete opportunistic acquisitions.

As part of our growth strategy, we intend to open de novo stores in existing and new markets. The total cost of opening a de novo store varies depending on the size and type of store, as well as the geographic location, but is typically in the range of $100,000 to $150,000. This cost includes leasehold improvements, signage, infrastructure equipment and working capital requirements. Historically, our stores have required approximately six months to become profitable, and a full year of operations to recover initial operating losses. Store openings are concentrated in the second and third quarters of the year to ensure that these stores are open in the fourth quarter, which traditionally has greater demand for payday loans.

Operating Leases and Other Obligations.    Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of five years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges. Our principal future obligations and commitments as of March 31, 2004, excluding periodic interest payments, include the following:

	Payments Due by Period
	Total	Less than 1 Year	1-3 years	4-5 years	After 5 years
	(Dollars in thousands)
Long-term debt:
Term loans	$15,584	$4,340	$9,477	$1,167	$600
Revolving credit facility(1)	6	6
Subordinated notes	7,700	200	7,500
Operating leases	15,851	5,678	9,343	830

Total contractual cash obligations	$39,141	$10,224	$26,320	$1,997	$600

(1)	After March 31, 2004, we have borrowed additional amounts under our credit facility.

Concentration of Risk.    Revenues from our stores located in the states of Missouri, California, Illinois and New Mexico represented in excess of 60% of our total revenues for the year ended December 31, 2003. In each of the states of Missouri and California, revenues represented in excess of 15% of our total revenues for the year ended December 31, 2003. To the extent that laws are passed that affect our ability to offer payday loans or the manner by which we offer payday loans in any one of those states, our business could be adversely affected.

Impact of New Accounting Pronouncements

Effective July 1, 2003, we adopted the Financial Accounting Standards Board, or FASB, Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation elaborates on the disclosures required by guarantors in their interim and annual financial statements. It also requires a guarantor to recognize a liability at the date of inception for the fair value of the obligation it assumes under the guarantee. The disclosure requirements were effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. We have not guaranteed indebtedness of others, and therefore, the adoption of this statement did not have an impact on our consolidated financial condition, consolidated results of operations or liquidity.

In January 2003, the FASB issued FASB Interpretation No. 46 (R) (FIN 46), Consolidation of Variable Interest Entities. FIN 46 requires that variable interest entities be consolidated by their primary beneficiary. FIN 46 became effective with all financial statements issued after January 31, 2003. We do not have investments in or any relationships with any variable interest entities, and therefore the adoption of this statement did not have an impact on our consolidated financial condition, results of operations or liquidity.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for the first interim period beginning after June 15, 2003. Pursuant to SFAS 150, we recorded a $17.0 million liability for mandatory stock redemption related to a Stockholders Agreement we have entered into with two principal stockholders. Pursuant to the Stockholders Agreement, we maintain insurance policies with respect to these two stockholders that will cover the entire $17.0 million obligation.

Impact of Inflation

We do not believe that inflation has a material impact on our income or operations.

Seasonality

Our business is seasonal due to the impact of fluctuating demand for payday loans during the year. Historically, we have experienced our highest demand for payday loans in the fourth calendar quarter and the first month of each calendar year. As a result of the receipt by customers of their income tax refunds, demand for payday loans has historically declined in the balance of the first quarter of each calendar year and the first month of the second quarter. Our provision for losses historically fluctuates with these changes in payday loan demand, with higher charges in the third quarter of each calendar year and lower charges in the first calendar quarter of each calendar year. Due to the seasonality of our business, results of operations for any quarter are not necessarily indicative of the results of operations that may be achieved for the full year.

Quantitative and Qualitative Disclosures About Market Risk

We have no market risk sensitive instruments entered into for trading purposes, as defined by accounting principles generally accepted in the United States of America. We are exposed to interest rate risk on our term loans and revolving credit facility. We do not currently use any derivative financial instruments. Based on the amount of our bank borrowings and our plan to use a portion of the proceeds of the offering to repay all bank loans, we believe the risk associated with these loans will not have an adverse effect on our financial position, results of operations or cash flows.

BUSINESS

Overview

We are a leading provider of payday loans in the United States. We operate 295 stores in 21 states. Payday loan revenues constituted approximately 87% of our total revenue in fiscal year 2003 and in the three months ended March 31, 2004. We believe that our customers are middle-income, working individuals, who use our services because they find them to be a convenient source for small, short-term loans.

We have 20 years of experience operating retail consumer finance businesses. We entered the payday loan industry in 1992, and we believe that we were one of the first companies to offer the payday loan product in the United States. We have served the same customer base since 1984, beginning with a rent-to-own business and continuing with check cashing services in 1988. We sold our rent-to-own stores in 1994. Several of our executives and senior managers have worked in all levels of our stores. Through this direct, store-level experience, we have learned first-hand which products, services and practices were successful. We have learned the importance of creating personal relationships with customers and providing store managers with discretion, under corporate supervision, to determine how best to reach and serve customers in their markets.

From January 1, 1999 to March 31, 2004, we grew from 48 stores to 295 stores, representing a compound annual growth rate of 41%, through a combination of acquisitions and new store openings. During this period, we opened 137 new stores, acquired 137 stores and closed 27 stores. Between fall 1999 and late summer 2000, we acquired 116 stores in three related transactions, which tripled our number of stores in less than nine months. Through these transactions we expanded our operations from five to 14 states, including 30 stores in California and 14 stores in Illinois. Comparable store revenue and gross profit growth for stores open at least 24 months were 17% and 31%, respectively, for the year ended December 31, 2003. Additionally, stores open for more than three years have achieved comparable store revenue and gross profit growth, as of December 31, 2003, of 15% and 25%, respectively. Our revenue and store gross profit for the year ended December 31, 2003 were $98.5 million and $36.1 million, respectively.

The following table sets forth our growth through store acquisitions and de novo store openings since January 1, 1999.

	1999	2000	2001	2002	2003
Acquired stores during year	69	50	12	6	0
De novo stores opened during year	5	8	22	55	45

Over the last five years, we have grown successfully by identifying and acquiring stores and by building de novo stores. We intend to expand through new store development and opportunistic acquisitions that we believe will provide a solid, long-term return on capital. Leveraging our experience at both acquiring and building de novo stores allows us to adapt to changing market conditions.

Industry Background

The payday loan industry began its rapid growth in 1996 when there were an estimated 2,000 payday loan stores in the United States. According to the Community Financial Services Association of America (CFSA), the industry has grown to approximately 22,000 payday loan stores in 2003, generating over $40 billion in annual loan volume. The growth of the payday loan industry has followed the increased acceptance of payday lending by state legislatures. Since 1996, the number of jurisdictions with legislation permitting or not prohibiting payday loans has grown from 12 states to 35 states and the District of Columbia. We believe that the payday loan industry is fragmented and has only 10 companies operating more than 150 stores. We estimate that these 10 companies operate approximately 7,000 stores. According to a survey by the Credit Research Center,

McDonough School of Business, Georgetown University in 2001, payday loan customers have the following characteristics:

•	77% have incomes over $25,000;

•	25% have incomes over $50,000;

•	94% have high school diploma or better;

•	56% have some college education;

•	68% are under the age of 45;

•	64% have children;

•	42% own homes; and

•	57% have credit cards.

A payday loan can be a convenient solution. The Georgetown University study found that, among those payday loan customers who considered other sources of credit, 70% chose payday loans for convenience, citing quick and easy process, fast approval, less paperwork, or convenient location. Only 6% of those customers chose payday loans because there was no alternative.

A payday loan is a small, unsecured short-term cash advance. These loans are usually $100 to $500 loans having a 14-day maturity designed to coincide with the customer’s next payday. Customers pay a one-time flat fee, which varies according to state law, but is generally $15 to $20 per $100 borrowed. A payday loan customer typically:

•	reads and signs an agreement that discloses the transaction terms;

•	writes a personal check for the loan amount plus a fee; and

•	immediately receives the loan proceeds, usually paid in cash, in the amount of the check minus the fee.

In return, the payday lender agrees to defer deposit of the check. If the customer repays the loan, generally within two weeks, the check is returned to the customer. Otherwise, the check is presented for payment at the customer’s bank.

CFSA, established in 1999, is the only national association focused exclusively on payday loans. Its mission is to (1) promote laws and regulations that provide payday loan customers with substantive consumer protections while preserving their access to short-term credit options, and (2) support and encourage responsible industry practices. All members, which represent over half of all payday loan stores in the United States, agree to follow a set of best practices in order to ensure that payday loans are conducted in a responsible manner with appropriate consumer protections. These best practices cover:

•	full disclosure of transaction terms;

•	customer’s cost-free right of rescission;

•	limitation on payday loan rollovers;

•	appropriate collection practices;

•	prohibition of criminal prosecution of customers for returned checks;

•	compliance with all applicable laws;

•	encouragement of responsible use of the service;

•	truthful advertising; and

•	establishment of safe, sound relationships with financial institutions.

We are a member of CFSA, and Darrin Andersen, our President and Chief Operating Officer, is a member of the CFSA board of directors and is president-elect of CFSA.

Our Services

We focus on payday loans because of strong customer demand. We offer payday loans in each of our 295 stores. We continue to offer other consumer financial services, such as check cashing services, title loans, money orders and money transfers, in many of our stores. The following table sets forth the percentage of total revenue for payday loans and other services we provide.

Payday Loans

Our primary business is offering payday loans in each of our 295 stores in 21 states. To obtain a payday loan from us, the customer must complete a loan application, maintain a personal checking account, have a source of income, and not otherwise be in default on a loan from us. To receive a payday loan, the customer signs a promissory note and provides us with a check for the principal loan amount plus a specified fee, which varies by state. State law typically limits fees to a range between $15 and $20 per $100 borrowed. Loans generally mature in two weeks, on or near the date of a customer’s next payday. Our agreement with customers provides that we will not cash their check until the due date of the loan. The customer’s debt to us is satisfied by:

•	payment of the full amount owed in cash in exchange for return of the customer’s check;

•	deposit of the customer’s check; or

•	renewal of the customer’s loan after payment of the original loan fee in cash.

We offer renewals only in states that allow them, and, subject to more restrictive requirements under state law, we comply with CFSA’s recommended best practices and offer no more than four consecutive renewals per customer. We also require that the customer sign a new promissory note and provide a new check for payday loan renewals.

Other Financial Services

We also offer other consumer financial services, such as check cashing services, title loans, money orders and money transfers. Closely related to the payday loan industry is the check cashing industry, a service offered in 162 of our 295 stores. Check cashing fees, constituting most of our revenue for other financial services, accounted for 6.5% of our total revenues for fiscal 2003 and 7.7% of our total revenues in the three months ended March 31, 2004. Check cashing revenues are typically higher in the first quarter due primarily to customers’ receipt of tax refund checks.

We primarily cash payroll, government assistance, tax refund, insurance and personal checks. Before cashing a check, we verify the customer’s identification and the validity of the check. Our fees for this service average 2.7% of the face amount of the check. If a check cashed by us is not paid for any reason, we record the full face value of the check as a loss in the period when the check was returned unpaid. We then contact the customer to initiate the collection process. In certain circumstances, we will turn the check over to a third party collection agency.

We also offer title loans, which are short-term consumer loans, usually for a term of 30 days, secured by the customer’s automobile. We offer title loans in 80 stores as of March 31, 2004, and only in states where title loans are permissible. During the last 3 fiscal years revenues from title loans have declined as a percentage of our revenues.

We are also an agent for the transmission and receipt of wire transfers for Western Union. Through this network our customers can transfer funds electronically to more than 150,000 agents in more than 190 countries throughout the world. Additionally, our stores offer Western Union money orders.

Together, title loans, money transfers, money orders and other financial services constituted 6.2% of our revenues in fiscal year 2003 and 5.3% of our revenues in the first three months ended March 31, 2004.

Competitive Strengths

We believe that the following competitive strengths position us well for growth.

Management Team with Significant Industry and Company Experience

Our management team has significant experience in the payday loan industry and other retail consumer finance businesses. Over the past 15 years, our management team has successfully acquired and integrated stores as well as opened new stores. In addition to our management’s proven track record of growing our business, they also have extensive operating experience as a result of working at all levels of our stores. We believe that this store-level experience has been critical to our outstanding store performance.

Don Early, our Chairman and Chief Executive Officer, founded our company in 1984 and has 20 years of experience in the retail financial services industry. Mary Lou Andersen, our Vice Chairman, has over 15 years experience with us in the retail financial services industry. Mr. Early and Ms. Andersen each have 12 years experience in the payday loan industry, and have extensive experience at every level of our business, including loan origination, customer service, collections, store-level management, corporate operations and strategic planning. Darrin Andersen, our President and Chief Operating Officer, has been instrumental in helping us grow from 35 stores to 295 stores since he joined in 1998 and also has experience at every level of our business. In addition, our regional managers, regional directors and regional vice-presidents, a majority of our whom have been payday loan store managers, have an average of over seven years experience in the payday loan industry, which had approximately only 2,000 stores in 1996. We believe that significant store-level operating experience provides senior managers and executives with the ability to understand customer needs and operational matters. Additionally, store-level experience has enabled us to make effective decisions relating to strategic planning, acquisitions, and existing store operations.

Customer Service and Respect

Treating our customers with respect and providing them with excellent service are critical to our success. Our experience has taught us that treating customers in a positive, respectful manner creates customer loyalty. We have a consistent store management strategy throughout the company that stresses the importance of a direct personal relationship with our customers, from the first time a customer is greeted by the customer service representative at a store, through the loan application process, and extending to the collection process. We incorporate the collections process into our customer service process by generally having the same store personnel make the customer service calls to collect overdue balances.

We also believe that our customers expect quick and efficient service. Therefore, we strive to minimize the time it takes to complete a payday loan transaction.

Lending Policy

Our lending policy facilitates quick and convenient service for our customers, while maximizing our payday loan volume. To obtain a payday loan from us, a customer must complete a loan application, maintain a personal checking account, have a source of income and not otherwise be in default on a loan from us. We believe that our lending guidelines allow us to efficiently generate loan volume, enabling new stores to become profitable within six months of opening. For the year ended December 31, 2003, our stores generated an average of more than $350,000 of annual revenue and our highest-revenue store generated approximately $1.5 million in revenues.

Significant Role of Our Store Managers

We believe that our store managers directly affect the profitability of a store by their ability to reach and serve our customers effectively. Accordingly, we:

•	provide monthly incentives to each store manager tied to his or her store’s financial results;

•	provide each store manager numerous opportunities to directly affect his or her store’s operating results; and

•	we seek the most effective store management practices and share these practices company-wide.

Because our store managers influence our store operating strategies, we believe that they have a greater commitment to the implemention of those strategies at the store level.

Balance Sheet Flexibility

Immediately after the closing of this offering, we will have no debt. As a result, our cash flow from operations will not be encumbered by service debt. With cash flow from operations and the net proceeds from this offering, we will be poised to grow through the opening of de novo stores and opportunistic acquisitions. In addition, we will have the ability to leverage our assets to further grow the company.

Business Strategies

Our primary objective is to increase our profits by expanding our payday lending business and increasing comparable store revenues and gross profit. We believe that we can achieve this objective by focusing on payday lending, growing through de novo stores, acquiring additional stores opportunistically and implementing our Operational Excellence program.

Focus on Payday Loans

Our primary focus is to provide the most effective and efficient payday loan services available. We deemphasize low-margin ancillary services such as bill payments, and concentrate on payday lending. Our payday loan process is designed to be quick and efficient. Once the process is completed, future transactions can be processed in only a few minutes. We believe that this process improves the customer experience and increases customer loyalty. We believe that our application process also results in more favorable “word-of-mouth” advertising, while increasing loan volume in our stores.

Pursue De Novo Store Growth

Since 1998, we have grown from 48 stores in five states to 295 stores in 21 states, partly through opening 137 new, or de novo, stores. We believe that through de novo growth we can achieve strong return on capital due to our new store economics. See “—De Novo Store Economics.” In addition, de novo growth allows us to leverage our management infrastructure and to train managers and employees at the outset on our strategy and procedures. We also leverage our regional, area and store managers’ knowledge of their local markets to identify strong prospective new store locations. We believe that this approach results in de novo stores that are more acutely tailored to community-level demand.

Seek Opportunistic Acquisitions

Since 1998, we have acquired 137 of our 295 stores. We believe that acquisitions will continue to play a role in our growth strategy due to the following:

•	acquired stores provide immediate cash flow and an existing customer base;

•	larger acquisitions can provide sizable market share in new and existing markets;

•	acquired stores in existing markets also allow us to leverage our current management structure; and

•	acquired stores provide the opportunity to add key managers and employees.

Promote Operational Excellence

In 2002, we developed our Operational Excellence program, which is designed to refine operational procedures and improve our internal processes. Through this program, we identify and disseminate company-wide processes designed to improve operational efficiencies, margins and the work environment. This program has become part of our culture and continues to foster improvements to our systems and procedures. Our Operational Excellence program reinforces our strategy of giving store managers the discretion, under corporate supervision, to determine how best to reach and serve the customer. We strive to identify the best practices from all our managers and share those practices company-wide.

We believe that our Operational Excellence program directly correlates to comparable store annual revenue and gross profit growth for stores open more than one year, as of December 31, 2003, of 36% and 57%, respectively.

De Novo Store Economics

The capital cost of opening a de novo store includes leasehold improvements, signage, computer equipment and security systems, and the cost varies depending on the store size and location and the services being offered. In fiscal 2003, we opened 45 de novo stores. The average capital cost and working capital requirements were approximately $150,000 per new store. On average, it takes approximately six months for our typical new store to obtain positive monthly store margins and another six months for the store to recoup the operating losses incurred during the first six months.

The following tables show the average annual store revenues and the average store gross profit for de novo stores which were opened in the year indicated and were still open as of December 31, 2003. The following tables do not include results from acquired stores.

Year Opened:	Number of Existing Stores Open at December 31, 2003	Average Store Revenues Year Ended December 31,
		1999	2000	2001	2002	2003
		(In thousands)
1998 and earlier	28	$329.91	$350.46	$388.78	$401.06	$442.56
1999	4	112.94	229.40	323.77	387.85	468.20
2000	8		26.89	252.95	345.65	395.42
2001	22			82.9	300.66	393.13
2002	53				37.21	288.22
2003	45					68.90

Total de novo stores	160
Acquired stores	134

Total stores	294

Year Opened:	Number of Existing Stores Open at December 31, 2003	Average Store Gross Profit Year Ended December 31,
		1999	2000	2001	2002	2003
		(In thousands)
1998 and earlier	28	$128.60	$130.21	$148.77	$164.63	$190.73
1999	4	1.49	65.85	109.18	155.94	209.08
2000	8		(29.06)	38.72	118.91	153.09
2001	22			(45.80)	83.07	164.46
2002	53				(24.18)	80.13
2003	45					(34.45)

Total de novo stores	160
Acquired stores	134

Total stores	294

Locations

The following chart shows the number of stores by state that were open as of December 31, from 1998 to 2003 and on March 31, 2004.

	December 31,						March 31, 2004
	1998	1999	2000	2001	2002	2003
Arizona				5	14	19	19
California		29	32	36	49	53	53
Colorado				4	6	8	8
Florida							1
Idaho			5	5	6	6	6
Illinois			14	13	27	26	26
Indiana	5	12	12	11	8	7	7
Kansas	10	10	10	10	10	13	13
Kentucky				7	9	10	10
Louisiana				2	3	5	4
Mississippi	4	6	6	8	7	8	8
Missouri	23	30	33	35	39	46	46
Nevada			3	4	5	5	5
New Mexico			15	16	19	19	19
North Carolina	6	22	23	24	24	20	20
Oregon		7	7	7	4	4	4
South Carolina			2	2	3	3	3
Utah			9	9	10	12	12
Virginia					6	13	13
Washington		6	5	6	6	11	12
Wisconsin					3	6	6

Total	48	122	176	204	258	294	295

We generally choose store locations in high traffic areas providing visible signage and easy access for customers. Stores are generally in small strip-malls or stand-alone buildings. We choose store locations using a combination of market analysis, field surveys and our own site-selection experience.

Our store interiors are designed to provide a pleasant, friendly environment for customers and employees. Store hours vary by market based on customer demand, but generally are open from 9:00 a.m. to 7:00 p.m., Monday through Friday, with shorter hours on Saturdays. Stores are closed on Sundays.

Employees

On March 31, 2004, the company employed 1,010 people. Store personnel constituted 869 of these people, 78 were regional management personnel and 63 were management, accounting, information systems, human resources, treasury, finance and administrative personnel.

We believe our relationship with our employees is good, and we have not suffered any work stoppages or labor disputes. None of our employees operate under a collective bargaining agreement.

Properties

We own two store locations, in Grandview, Missouri and Jackson, Mississippi, and our corporate headquarters in Kansas City, Kansas. Our corporate headquarters building is approximately 10,000 square feet. All our other locations are leased. Our average store size is 1,600 square feet. Leases are generally executed with a minimum initial term of between three to five years with multiple renewal options. We complete all necessary leasehold improvements and required maintenance.

Technology

We maintain an integrated system of applications and platforms for transaction processing. The systems provide improved customer service, internal control mechanisms, record keeping and reporting. We have two point of sale systems, one utilized by 243 stores as of March 31, 2004, and another utilized by 52 stores as of March 31, 2004. We work closely with our point of sale software vendors to continually enhance and update the applications. When we acquire stores we integrate these stores into our network.

Our systems provide our stores with customer information and history to enable our customer service representatives to perform transactions in an efficient manner. The integration of these systems allows for the accurate and timely reporting of information for corporate and field administrative staff. Information is distributed to the company’s accounting systems to provide for daily reconciliation and exception alerts.

On a daily basis, transaction data is collected at our headquarters and integrated into our management information systems. These systems are designed to provide summary, detailed and exception information to regional, area and store managers as well as corporate staff. Reporting is segmented by areas of operational responsibility and accessible through internet connectivity.

Security

The principal security risks to our operations are robbery and employee theft. We have put in place extensive security systems, dedicated security personnel and management information systems to address both areas of potential loss.

To protect against robbery, most store employees work behind bullet-resistant glass and steel partitions, and the back office, safe and computer areas are locked and closed to customers. Each store’s security measures include safes, electronic alarm systems monitored by third parties, control over entry to teller areas, detection of entry through perimeter openings, walls and ceilings and the tracking of all employee movement in and out of secured areas. Employees use cellular phones to ensure safety and security whenever they are outside the secure teller area. Additional security measures include identical alarm systems in all stores, remote control over alarm systems, arming/disarming and changing user codes and mechanically and electronically controlled time-delay safes.

Since we handle high volumes of cash and negotiable instruments at our locations, daily monitoring, unannounced audits and immediate responses to irregularities are critical. We have an internal auditing department that, among other things, performs periodic unannounced store audits and cash counts at randomly selected locations.

Advertising and Marketing

Our advertising and marketing efforts are designed to build customer loyalty and introduce new customers to our services. Our corporate marketing department primarily manages advertising in telephone directories and supervises store-level marketing. Store-level efforts include flyers, coupons, special offers or radio, television or outdoor advertising.

While many stores operate under our Quik Cash name, other names we use include California Budget Finance, National Quik Cash, First Payday Loans, Nationwide Budget Finance, Mississippi Check Cashers, Cash Connection and Check Advance Loans.

Competition

We believe that the primary competitive factors in the payday loan industry are store location and customer service. We face intense competition in an industry with low barriers to entry, and we believe that the payday lending markets are becoming more competitive as these industries mature and consolidate. We compete with services offered by traditional financial institutions, such as overdraft protection, and with other payday and check cashing stores and other financial service entities and retail businesses that offer payday loans or other similar financial services.

Recently, businesses offering loans over the internet as well as “loans by phone” have begun to compete with us in the payday loan market. There also has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits.

Regulations

We are subject to regulation by foreign, federal and state governments that affect the products and services we provide. In general, this regulation is designed to protect consumers who deal with us and not to protect the holders of our securities, including our common stock.

Regulation of Payday Lending

Our payday lending and other consumer lending activities are subject to regulation and supervision at the state and federal levels. In those jurisdictions where we make consumer loans directly to consumers (currently all states in which we operate other than North Carolina), we are licensed as a payday lender where required and are subject to various state regulations regarding the terms of our payday loans and our policies, procedures and operations relating to those loans. Typically, state regulations limit the amount that we may lend to any consumer and, in some cases, the number of loans or transactions that we may make to any consumer at one time. These state regulations also typically restrict the amount of finance or service charges or fees that we may assess in connection with any loan or transaction and may limit a customer’s ability to renew or “rollover” a loan. We must also comply with the disclosure requirements of the Federal Truth In Lending Act and Regulation Z promulgated by the Board of Governors of the Federal Reserve System pursuant to that act, as well as the disclosure requirements of certain state statutes (which are typically similar or equivalent to those federal disclosure requirements). The state statutes also often specify minimum and maximum maturity dates for payday loans and, in some cases, specify mandatory cooling-off periods between transactions. Our collection activities regarding past due loans may also be subject to consumer protection laws and regulations relating to debt collection practices adopted by the various states and some states restrict the content of advertising regarding our payday loan activities.

We understand that in October 2002, the Federal Trade Commission sent an Information and Documentation Request to several national companies that offer payday loans. This industry-wide review may result in recommendations regarding the payday loan industry or specific conclusions about us, either of which may negatively affect our operations. During the last few years, legislation has been introduced in the U.S. Congress and in certain state legislatures, and regulatory authorities have proposed or publicly addressed the possibility of proposing regulations, that would prohibit or severely restrict payday loans. For example, in September 2001, we significantly reduced our payday loan activity until March 2003 at our stores in North Carolina as a result of new laws restricting payday loans in that state. More recently, the state of Georgia enacted a law banning payday loans in that state. This Georgia legislation also precludes use of the bank model. We intend to continue, with others in the payday loan industry, to inform and educate legislators and to oppose legislative or regulatory action that would prohibit or severely restrict payday loans. Nevertheless, if legislative or regulatory action with that effect were taken on the federal level or in states in which we have a significant number of stores, that action would have a material adverse effect on our loan-related activities and revenues.

Moreover, similar action by states where we are not currently conducting business could result in us having fewer opportunities to pursue our growth strategy.

Since 2003, we have had an arrangement with County Bank to originate and service payday loans for County Bank in North Carolina. County Bank is subject to supervision and regular examinations by the Delaware Office of the State Bank Commissioner and the FDIC. In July 2003, the FDIC issued guidelines governing permissible arrangements between a state-chartered bank and a marketer and servicer of the bank’s payday loans. Those guidelines apply to our marketing and servicing agreement with County Bank regarding the offering of County Bank loans at our North Carolina stores and our servicing activities regarding those loans. The guidelines describe the FDIC’s expectations for a bank’s prudent risk-management practices regarding payday loan marketing and servicing relationships. They address bank capital requirements, allowances for loan losses and loan classifications as well as income recognition, collection-recovery practices and compliance with consumer protection laws when a bank engages in payday lending. For example, the FDIC may under certain circumstances increase the capital requirements for banks involved in the payday lending business to as much as 100%. These potential capital requirements could make it substantially more expensive for such banks to engage in payday lending activity. If the FDIC’s implementation of those guidelines or the promulgation of any additional guidelines were to ultimately restrict the ability of all or certain state-chartered banks, including County Bank, to maintain relationships with payday loan servicers like us, it could have a material adverse impact on our loan-related activities and revenue. The Office of the Comptroller of the Currency, which supervises national banks, took action in 2002 to effectively prohibit certain national banks from offering and making payday loans because of various risks it believes payday lending poses to those banks.

As a result of our arrangement with County Bank, our activities regarding County Bank loans are also subject to examination by the FDIC and the other regulatory authorities to which County Bank is subject. To the extent an examination involves review of the County Bank loans and related processes, the regulatory authority may require us to provide requested information and to grant access to our pertinent locations, personnel and records.

Regulation of Check Cashing

We are subject to regulation in several jurisdictions in which we operate that require the registration or licensing of check cashing companies or regulate the fees that check cashing companies may impose. Some states require fee schedules to be filed with the state, while others require the conspicuous posting of the fees charged for cashing checks by each store. In other states, check cashing companies are required to meet minimum bonding or capital requirements and are subject to recordkeeping requirements. We are licensed in each of the states or jurisdictions in which a license is currently required for us to operate as a check cashing company and have filed our schedule of fees with each of the states or other jurisdictions in which such a filing is required. To the extent those states have adopted ceilings on check cashing fees, the fees we currently charge are at or below the maximum ceiling.

Regulation of Money Transmission and Sale of Money Orders

We are subject to regulations in several jurisdictions in which we operate that (1) require the registration or licensing of money transmission companies or companies that sell money orders and (2) regulate the fees that such companies may impose. In some states, companies engaged in the money transmission business are required to meet certain minimum bonding and/or capital requirements, are prohibited from commingling the proceeds from the sale of money orders with other funds and are subject to various recordkeeping requirements. We are licensed in each of the states or jurisdictions in which a license is currently required for us to operate as a money transmitter. In some states we act as agent for Western Union in the sale of money orders. This is not a significant component of our business. Certain states, including California where we operate a total of 53 stores, have enacted so-called “prompt remittance” statutes which specify the maximum time for payment of proceeds from the sale of money orders to the issuer of the money orders. In this way, the statutes limit the number of days, known as the “float,” that we have use of the money from the sale of a money order.

Currency Reporting Regulation

Regulations promulgated by the United States Department of the Treasury under the Bank Secrecy Act require reporting of transactions involving currency in an amount greater than $10,000, or the purchase of monetary instruments for cash in amounts from $3,000 to $10,000. In general, every financial institution must report each deposit, withdrawal, exchange of currency or other payment or transfer that involves currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as a single transaction if the financial institution has knowledge that the transactions are by, or on behalf of, any one person and result in either cash in or cash out totaling more than $10,000 during any one business day. We believe that our point-of-sale system and employee training programs support our compliance with these regulatory requirements.

Also, money services businesses are required by the Money Laundering Act of 1994 to register with the United States Department of the Treasury. Money services businesses include check cashers and sellers of money orders. Money services businesses must renew their registrations every two years, maintain a list of their agents, update the agent list annually and make the agent list available for examination. In addition, the Bank Secrecy Act requires money services businesses to file a Suspicious Activity Report for any transaction conducted or attempted involving amounts individually or in total equaling $2,000 or greater, when the money services businesses knows or suspects that the transaction involves funds derived from an illegal activity, the transaction is designed to evade the requirements of the Bank Secrecy Act or the transaction is considered so unusual that there appears to be no reasonable explanation for the transaction. The USA PATRIOT Act includes a number of anti-money-laundering measures designed to prevent the banking system from being used to launder money and to assist in the identification and seizure of funds that may be used to support terrorist activities. The USA PATRIOT Act includes provisions that directly impact check cashers and other money services businesses. Specifically, the USA PATRIOT Act requires all check cashers to establish certain programs designed to accurately identify those conducting transactions and to detect and report money laundering activities to law enforcement. We believe we are in compliance with the USA PATRIOT Act.

Privacy Regulation

We are subject to a variety of foreign, federal and state laws and regulations restricting the use and seeking to protect the confidentiality of the identity and other personal consumer information. We have identified our systems that capture and maintain non-public personal information, as that term is used in the privacy provisions of the Gramm-Leach-Bliley Act and its implementing federal regulations. We disclose our public information policies to our customers as required by that law. We have systems in place intended to safeguard this information as required by the Gramm-Leach-Bliley Act.

Legal Proceedings

We are currently involved in ordinary, routine litigation and administrative proceedings incidental to our business. We believe the likely outcome of these cases and proceedings will not be material to our business or financial condition.

MANAGEMENT

Directors and Executive Officers

Our current directors, those individuals chosen to become directors upon completion of this offering, and our executive officers, as well as certain information about them, follows:

Name	Age	Position
Don Early	61	Chairman, Chief Executive Officer and Director
Mary Lou Andersen	59	Vice Chairman, Secretary and Director
Gregory L. Smith	68	Director
Richard B. Chalker*	63	Director Nominee
Francis P. Lemery*	64	Director Nominee
Darrin J. Andersen	36	President and Chief Operating Officer
Douglas E. Nickerson	38	Chief Financial Officer
Robert L. Albin	62	Senior Vice President
R. Michael Peck	59	Regional Vice President, Western U.S.
David M. Kusuda	56	Regional Vice President, Eastern U.S.

*	Mr. Chalker and Mr. Lemery have agreed to join the board of directors upon completion of the offering.

Don Early    has served as Chairman of the Board and Chief Executive Officer of the company since May 2004. Mr. Early founded the company in 1984 and has served as a director since then. He served as President and Chief Executive Officer from 1984 until May 2004. He started our company as a rent-to-own business in 1984. In 1994, the company sold its six rent-to-own stores. Mr. Early and Ms. Andersen have a long-standing personal relationship. Mr. Early holds a degree in Business Administration from the University of Missouri.

Mary Lou Andersen    has served as Vice Chairman of our board of directors since May 2004. She has been employed by the company in a variety of executive positions since 1988, including Vice President and Chief Operating Officer until May 2004. Ms. Andersen became a director of the company in 1997. Ms. Andersen and Mr. Early have a long-standing personal relationship. Ms. Andersen is the mother of Darrin Andersen.

Gregory L. Smith    has served as a director of the company since 1988. Mr. Smith is an individual investor and is retired from the financial services industry. He became a stockholder and director of the company in 1988. In 1982, he co-founded Smith Breeden Associates, Inc., a privately held financial advisory firm to the savings and loan industry. From 1978 until 1982, Mr. Smith owned an investment advisory firm. Prior to 1978, he was employed with a variety of investment banking firms, including E.F. Hutton and Company and Dillon Read. Mr. Smith has previously served as a director of various savings banks. He holds a degree in Journalism from the University of Missouri.

Richard B. Chalker    has agreed to join the company’s board of directors upon completion of the offering. Mr. Chalker currently serves as a director of PBI/Gordon Corporation, an employee-owned manufacturer of pesticides and professional turf and agricultural products. Mr. Chalker retired in 2004 as Division Vice President, Tax and Customs, of Hallmark Cards after nine years of service. Mr. Chalker also spent 32 years at Ernst & Young LLP, including 19 years as a partner specializing in taxation. He holds a degree in Industrial Administration from Yale University and a law degree from DePaul University.

Francis P. Lemery    has agreed to join the company’s board of directors upon completion of the offering. He retired in 1999 as Senior Vice President and Actuary of Kansas City Life Insurance Company, a publicly traded company. He served on the board of directors of Kansas City Life from 1985 to 1999. Mr. Lemery has been a Fellow of the Society of Actuaries since 1968, and a member of the American Academy of Actuaries since 1969. He holds a degree in Business Administration and a masters degree in Actuarial Science from the University of Michigan.

Darrin J. Andersen    has served as our President and Chief Operating Officer since May 2004, and served as our Chief Financial Officer from February 1998 until April 2004. Prior to joining the company, Mr. Andersen worked in the accounting department of Newell Rubbermaid, a manufacturing company listed on the New York Stock Exchange, and in the audit group of Deloitte & Touche. Mr. Andersen is the President-elect of the CFSA. Mr. Andersen is the son of Mary Lou Andersen. Mr. Andersen holds a degree in Accounting from the University of Kansas, and earned a Certified Public Accountant certificate in 1992.

Douglas E. Nickerson    has served as our Chief Financial Officer since April 2004. Prior to joining the company, Mr. Nickerson served for eight years in various management positions with Stilwell Financial Inc., now known as Janus Capital Group, Inc., a New York Stock Exchange listed provider of diversified financial services. From 2001 to 2003, Mr. Nickerson served as Vice President — Controller and Treasurer of Stilwell, and from 1999 to 2001 served as Vice President — Controller. Mr. Nickerson holds a degree in Accounting from Kansas State University and a law degree from the University of Missouri — Kansas City. He is a Certified Public Accountant.

Robert L. Albin    has served as Senior Vice President since February 2003. He was a consultant to the company for approximately six months before joining the company. Prior to that, Mr. Albin served three years with Western Union North America, a financial services company as Executive Vice President and Chief Operating Officer. Prior to that time, Mr. Albin was President of First Data Payment Services, a division of First Data Corp, a New York Stock Exchange listed financial services company. Mr. Albin also served as President-Domestic Retail Services for First Data Corp, overseeing the American Express Money Order and Money Gram worldwide money wiring services. Mr. Albin is not a full time employee of the company. Mr. Albin holds a degree in History and Political Science from Missouri Valley College.

R. Michael Peck    has served as Regional Vice President, Western U.S., since January 2000. Prior to joining the company, Mr. Peck spent 28 years with House of Lloyd’s, a direct-marketing consumer products company, as an operations manager and Vice President of Sales. Mr. Peck holds degrees in Biology and Administration and a masters degree in Education from the University of Missouri.

David M. Kusuda    has served as Regional Vice President, Eastern U.S., since December 2001. Prior to joining the company, Mr. Kusuda spent seven years with First Data Corp, in its Western Union Division as Senior Vice President, Agent Network Management. Prior to joining First Data Corp he served for three years as National Sales Manager of Innovative Services of America. Mr. Kusuda also spent 14 years with Citicorp where he held various sales and marketing positions. Mr. Kusuda holds a degree in Business Administration from Regis University.

Board of Directors and Committees

Our board of directors does not currently maintain audit, nominating or compensation committees. Within 90 days after the closing of this offering, we will establish these committees in compliance with the requirements of the Nasdaq National Market and the SEC.

Our board currently has no independent directors as that term is defined by the Nasdaq National Market. Within 90 after days of the closing of this offering, we will elect a majority of independent directors. The individuals identified as director nominees qualify as independent directors and have agreed to serve as directors after the offering.

Executive Compensation

The following table sets forth information with respect to the compensation of our Chief Executive Officer and each of our named executive officers whose annual total salary and bonus in fiscal 2003 exceeded $100,000:

	Annual Compensation					All Other Compensation($)(5)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Don Early
Chairman and Chief Executive Officer	2003	$150,000	$200,844	$66,209	(1)	$1,763

Mary Lou Andersen
Vice Chairman	2003	118,500	92,000	51,942	(2)	1,348

Darrin J. Andersen
President and Chief Operating Officer	2003	127,500	130,000	4,150	(3)	2,051

Robert L. Albin
Senior Vice President	2003	137,500	3,000	62,500	(4)	1,170

David M. Kusuda
Regional Vice President, Eastern U.S.	2003	137,500	28,000	—		2,381

(1)	Consists of directors’ fees of $12,000, car expense of $7,600 and payment of personal expenses of $46,609. Excludes $153,573, the annual premium paid by us for insurance on Mr. Early’s life. We are contractually obligated to use the proceeds of this insurance policy to redeem shares of our common stock from Mr. Early’s estate at the then-current market value.

(2)	Consists of directors’ fees of $12,000, car expense of $7,600 and payment of personal expenses of $32,342.

(3)	Consists of car expense.

(4)	Consists of consulting fees earned in 2003 before Mr. Albin became an employee of the company.

(5)	Consists of the company’s contribution to the employee’s 401(k) plan.

We did not grant any restricted stock, stock options, stock appreciation rights or other long-term incentive compensation to any of the named executive officers in 2003. After the closing of this offering, we intend to increase the base salary of our three most highly-compensated executives. Subject to review by our board of directors, effective at the closing of this offering, the annual salary of Mr. Early, Ms. Andersen and Mr. Andersen will increase to $500,000, $400,000 and $300,000, respectively.

Option Grants in Last Fiscal Year

No options were granted to any of the named executive officers in the last fiscal year.

The following table sets forth information concerning stock options exercised by the named executive officers during the year ended December 31, 2003, and the number of shares and the value of the options outstanding as of December 31, 2003, for each named executive officer. All of the information set forth below relates to the grant of stock options under the QC Holdings, Inc. 1999 Stock Option Plan.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)	Value of Unexercised In-the-Money Options at Fiscal Year End(1) ($)
			(Exercisable/Unexercisable)	(Exercisable/Unexercisable)
Don Early	—	—	—	—
Mary Lou Andersen	—	—	—	—
Darrin J. Andersen	—	—	20,000 / 0	800,000 / 0
Robert L. Albin	—	—	5,000 / 15,000	177,500 / 532,500
David M. Kusuda	—	—	10,000 / 10,000	355,000 / 355,000

(1)	An assumed fair market value of $60.00 per share was used to calculate the value of the options. As the shares are not traded in an established public market, the value assigned is based upon the tax valuation used at the time of the last exercise of a stock option by an employee of the company.

In May 2004, we agreed to grant Douglas E. Nickerson, our Chief Financial Officer, an option to purchase 5,000 shares of our common stock at an option exercise price per share equal to the public offering price in this offering. The options are exercisable for 10 years from the date of grant and vest ratably over four years.

1999 Stock Option Plan

Our 1999 Stock Option Plan is intended to establish and continue a close identity of interests between the company and its employees and non-employee directors. The material terms of the 1999 plan follow:

Shares Subject to Plan.    The aggregate number of shares of common stock reserved and available for issuance under the 1999 plan is             , of which                      were underlying outstanding stock options as of April 30, 2004. Shares of stock covered by options that are terminated in accordance with the provisions of the 1999 plan are eligible for the granting of further options under the 1999 plan. The number of shares of common stock reserved for issuance is generally subject to appropriate and equitable adjustment upon the occurrence of any reorganization, merger, consolidation, recapitalization, stock split, or stock dividend.

Administration.    The plan is administered by a Stock Option Committee consisting of at least two and no more than five directors selected by our board of directors. Currently, the board of directors acts as the Stock Option Committee. Upon the closing of this offering, the 1999 plan will be administered by the compensation committee as designated by our board of directors. Each member of the compensation committee will be a “nonemployee director” (within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934) and an “outside director” (within the meaning of Section 162(m) of the Internal Revenue Code). The compensation committee will have authority to construe and interpret the 1999 plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 1999 plan.

Eligibility.    Persons eligible to receive options under the 1999 plan are those employees (including officers) and non-employee directors selected by the Stock Option Committee in its sole discretion.

Type of Awards.    Nonqualified stock options or incentive stock options may be granted under the 1999 plan. The total number of shares subject to incentive stock options granted to any participant in the 1999 plan that are first exercisable during any calendar year must have an aggregate fair market value that does not exceed $100,000 (determined as of the date the option is granted).

Amendment and Termination.    The 1999 plan terminates on December 21, 2009. The plan may be amended by the board of directors, from time to time, provided that such amendment does not (1) reduce the number of shares of common stock subject to any outstanding option or change the conditions thereof without the consent of the optionee, (2) materially increase the total number of shares of common stock that may be issued under the plan, (3) reduce the minimum exercise price at which any option may be granted, (4) materially increase the benefits accruing to participants, or (5) alter the class of eligible persons.

Exercisability, Vesting and Price of Awards.    The stock options will vest and be exercisable at the times and upon the conditions provided in each option agreement according to the terms decided by the Stock Option Committee. The price at which shares subject to any stock options may be purchased are reflected in each particular stock option agreement. The exercise price of an incentive stock option may not be less than 100% (or in the case of a holder of more than 10% of the voting stock of the company, 110%) of the fair market value per share of stock subject to the option as of the grant date. The exercise price of a nonqualified stock option may not be less than 85% of the fair market value per share of stock subject to the option as of the grant date.

All options granted under the 1999 plan have been granted with an exercise price that the board of directors has determined was equal to the fair market value of the common stock on the date of grant.

Employment Agreements

The company does not have employment agreements with any of the named executive officers.

Director Compensation

Our directors currently receive $12,000 per year as compensation for their service on the board of directors. Upon completion of the offering, we intend to implement a director compensation plan to provide non-employee directors with appropriate compensation for service on the board of directors and any committee of the board on which they serve. We do not intend to provide our employee directors with compensation for their service on the board other than reimbursement provided to all directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings. We will grant options to purchase                    shares of common stock, at an exercise price per share equal to the public offering price in this offering, to each of our non-employee directors upon the closing of this offering.

Compensation Committee Interlocks and Insider Participation

Historically, our entire board of directors, including Don Early, our Chairman and Chief Executive Officer, and Mary Lou Andersen, our Vice Chairman, have participated in deliberations regarding executive officer compensation. Upon completion of the offering, the company’s compensation committee, which will consist solely of non-employee directors, will determine executive compensation. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Beginning in 1999, companies controlled by Don Early, our Chief Executive Officer, and Mary Lou Andersen, our Vice Chairman, acquired six coin-operated laundromats. In exchange for the right to offer our check cashing or payday loan services at these locations, we maintained oral agreements with the laundromat companies to pay all or a portion of the rent, utilities, employee or maintenance expenses at the laundromats. We entered into these arrangements to determine whether check cashing and payday loan operations could be effectively combined with a laundromat store. Three of the six laundromat locations have been sold and the remaining three are currently offered for sale. During 2003 and the first quarter of 2004, we continued to pay a portion of the expenses at one laundromat at which we continue to offer payday loans. In 2003, we incurred total store expenses for this one shared payday loan and laundromat store of $175,770. In 2003, we generated store gross profit for this store to date. We also advanced funds on a non-interest-bearing basis to each of the laundromat companies to cover a portion of their operating shortfalls. The aggregate unpaid amount owed to us by the laundromat companies at March 31, 2004, was $176,000. The laundromat companies have agreed to repay all indebtedness owed to us on or before the closing of this offering.

In 1997, we loaned Ms. Andersen $88,000 to purchase 799,000 shares of our common stock. Ms. Andersen signed a promissory note bearing interest at a variable rate, which ranged from 6% in 2001 to 1.62% in March 2004. The highest amount of indebtedness outstanding under the loan during 2003 was $45,711. We also loaned Ms. Andersen $43,543 in 2001 for personal purposes. Ms. Andersen signed a promissory note bearing interest at a rate variable rate, which ranged from 4.75% to 1.62%. The highest amount of indebtedness outstanding under this loan during 2003 was $42,758. Ms. Andersen has paid these loans in full.

In 1999, we loaned Darrin J. Andersen, our President, $120,360 to purchase 24,400 shares of our common stock. Mr. Andersen signed a promissory note bearing interest at a variable rate, which ranged from 6% in 2001 to 1.62% in March 2004. The highest amount of indebtedness outstanding under the loan during 2003 was $111,238. The outstanding amount of the loan on March 31, 2004 was $98,688. We also loaned Mr. Andersen $100,000 in December, 2003 for personal purposes. Mr. Andersen signed a promissory note bearing interest at a variable rate, which decreased from 1.81% in 2003 to 1.62% in March 2004. The highest amount of indebtedness outstanding under the loan during 2003 was $100,000, and as of March 31, 2004 was $100,000. Mr. Andersen has agreed to repay the loans in full prior to the closing of this offering.

In 1999, we redeemed 171,000 shares of our common stock from Gregory L. Smith, a director of the company, at a total redemption price of $2,100,000. We paid a portion of the redemption price in cash and issued Mr. Smith a $500,000 subordinated note bearing interest at 9.0% for the balance of the redemption price. Throughout 2002 and 2003, the unpaid principal balance of the subordinated note was $400,000. We made interest payments to Mr. Smith of $36,000 in each of those years. Through March 31, 2004, we had paid $200,000 in principal and $4,500 in interest payments to Mr. Smith to reduce the remaining principal balance of the loan to $200,000. In April 2004, we repaid Mr. Smith’s loan, and $1,500 in additional interest.

Mr. Smith’s son, Darin Smith, is a company employee. He currently serves as one of our three Regional Directors. In 2003, we paid Darin Smith salary and bonus totaling approximately $108,000. In 2000, we granted Darin Smith an option to purchase 4,000 shares of common stock at an exercise price of $24.50 per share.

We loaned R. Michael Peck, our Regional Vice President for the Western U.S., $51,000 through May 1, 2004, and have agreed to loan him up to $78,000 for personal purposes. The promissory note bears interest at a variable interest rate equal to the applicable federal rate under the Internal Revenue Code. As of March 31, 2004, the applicable federal rate for this type of loan was 1.62%. The note matures on January 1, 2009. Mr. Peck has agreed to repay the note in full prior to the closing of this offering and to cancel the outstanding loan commitments by the company to Mr. Peck.

In February 2004, we purchased a single-family residence with nine acres of land in Pauma Valley, California for approximately $1,330,000. We have agreed that upon completion of the offering we will sell the house to Mr. Early and Ms. Andersen for fair value, expected to equal the purchase price plus the amount we incurred in furnishing the residence.

We maintain $15 million of life insurance on Mr. Early and $2 million of life insurance on Gregory Smith. Both policies are term policies that we own and under which the company is the beneficiary. We have agreed with Mr. Early and Mr. Smith, subject to the terms of any applicable bank agreements, to use the proceeds of those insurance policies to repurchase a portion of the shares of our common stock held by Mr. Early or Mr. Smith, as applicable, upon their death. Prior to the closing of the offering, we will amend this agreement to eliminate the obligation to maintain insurance on the life of Mr. Smith and to extend the agreement with Mr. Early for the approximately eight years remaining on the insurance policy covering Mr. Early. Annual premiums for the policies on Mr. Early and Mr. Smith are $154,000 and $11,000 respectively.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of our common stock beneficially owned by: (1) each director and nominee for election as a director of the company; (2) each executive officer; (3) all directors and executive officers as a group; and (4) each person that is the beneficial owner of more than 5% of our common stock. Beneficial ownership for directors, director nominees, and officers is shown as of April 30, 2004. Information is also provided with respect to beneficial ownership immediately following the offering.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Shares Outstanding Before Offering	Percent of Class After Offering(2)
Don Early	917,500	59.7%	%
Mary Lou Andersen	79,900	5.2%	%
Gregory L. Smith (3)(4)	417,055	27.1%	%
Richard B. Chalker (4)	0	*	*
Francis P. Lemery (4)	0	*	*
Darrin J. Andersen (5)	44,400	2.9%	%
Robert L. Albin (6)	5,000	*	*
David M. Kusuda (7)	10,000	*	*
Douglas E. Nickerson	0	*	*
R. Michael Peck (8)	36,000	2.3%	*
All directors, nominees and executive officers as a group (10 persons) (9)	1,509,855	93.9%	%

*	Less than one percent.

(1)	The address of all of the named individuals is c/o QC Holdings, Inc., 2812 West 47th Avenue, Kansas City, Kansas 66103.

(2)	Assumes no exercise of the underwriter’s over-allotment option.

(3)	Includes 9,950 shares held in an irrevocable education trust for the benefit of Mr. Smith’s grandchildren for which Mr. Smith serves as co-trustee. Excludes 11,850 shares held in irrevocable trusts for the benefit of Mr. Smith’s children, over which Mr. Smith has no investment or voting power.

(4)	Excludes options to acquire shares of common stock, at an exercise price per share equal to the public offering price in this offering, which will be granted to each of the non-employee directors upon completion of the offering.

(5)	Includes options to purchase 20,000 shares of our common stock, which are currently exercisable.

(6)	Represents options to purchase 5,000 shares of our common stock, which are currently exercisable.

(7)	Represents options to purchase 10,000 shares of our common stock, which are currently exercisable.

(8)	Represents options to purchase 36,000 shares of our common stock, which are currently exercisable.

(9)	Includes options to purchase 71,000 shares of our common stock, which are currently exercisable or exercisable within 60 days of April 30, 2004.

Mr. Early, Ms. Andersen, Mr. Smith and Mr. Andersen have agreed to sell to the underwriters up to                 ,                 ,                  and                  shares, respectively, pursuant to the over-allotment option exercised by the underwriters, if any.

DESCRIPTION OF CAPITAL STOCK

General

Upon the completion of this offering and effecting a              for 1 stock split, we will be authorized to issue              shares of common stock, $          par value per share. The following description of our capital stock assumes that the stock split has been effected and does not purport to be complete and is subject to and qualified in its entirety by our amended and restated articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Kansas law.

Common Stock

As of April 30, 2004, there were 1,537,100 shares of common stock outstanding, which were held of record by 12 stockholders. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably stock dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. The holders of common stock do not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Certain Charter and Bylaws Provisions and Kansas Anti-Takeover Law

Prior to the completion of the offering, we will amend and restate our articles of incorporation and our bylaws. As amended, our articles of incorporation and bylaws, as well as provisions of Kansas law, could discourage, make more difficult, delay or prevent a change in control of the company without the support of our board of directors or without meeting various other conditions. These provisions and laws, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions and laws are also designed to encourage persons seeking to acquire control of the company to first negotiate with our board of directors. We believe the benefits of requiring a proponent of an unfriendly or unsolicited proposal to acquire or restructure the company outweigh the disadvantages of discouraging such proposals because such negotiations could result in more favorable terms for the company and its stockholders.

Blank Check Preferred Stock.    Our articles of incorporation will authorize the issuance by our board of directors, without requiring further notice or authorization by our stockholders, of              shares of preferred stock, all of which will be unissued, unreserved and available for issuance. The preferred stock may be issued in one or more series and will have the voting powers, preferences, relative rights, designations, qualifications and limitations set by the board of directors at the time of issuance. One of the effects of blank check preferred stock could be to enable our board of directors to issue shares to persons friendly to current management. Such issuance could discourage or make it more difficult to obtain control of the company by means of a merger, tender offer or proxy contest, and may protect the continuity of our management. Additional shares could also be used to dilute the stock ownership of persons seeking to obtain control of the company.

Stockholder Meetings.    Under our bylaws, only the board of directors, the Chairman of the Board, the Chief Executive Officer, or the President may call special meetings of stockholders.

Requirements for Advance Notification of Stockholder Proposals and Director Nominations.    Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Business Combination Statute.    Kansas’ business combination statutes generally limit business combinations including mergers and the sale of assets, between the company and its interested stockholders. Such business combinations can be approved by the board of directors and by the affirmative vote of disinterested stockholders holding two-thirds of the outstanding shares or by stockholder amendment of the articles or bylaws to opt-out of the business combination statute.

Control Share Acquisition Statute.    Kansas’ control share acquisition statutes limit the voting rights of a person acquiring our shares when the acquisition causes the acquiring person to exceed certain levels of voting power in the company. Shares acquired in such an acquisition cannot be voted by the acquiring person, and may be subject to redemption, unless the company’s articles or bylaws are amended to state that the control share acquisition statutes do not apply to it. Stockholders may also approve the voting rights of a person making such an acquisition. This statute is designed to limit the ability of a stockholder to acquire a substantial stake in the Company without the approval of our stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is                         .

Listing

We will file an application to have our common stock approved for quotation on The Nasdaq Stock Market’s National Market under the symbol “QCCO.”

SHARES ELIGIBLE FOR FUTURE SALE

Sales of Restricted Securities

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have                 shares of our common stock outstanding. All of the shares sold in this offering will be freely tradable, except that any shares purchased by directors, officers or other affiliates may only be sold in compliance with the applicable limitations of Rule 144. The remaining                 shares of our common stock are “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below.

Subject to the provisions of Rules 144, 144(k) and 701,                 shares of our common stock will be available for sale in the public market upon the expiration of the 180-day lock-up period.

If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, sales of substantial amounts of our common stock in the public market after contractual and legal restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Rule “144(k) shares” may be sold immediately upon the completion of this offering, subject to the provisions of the lock-up agreements described below. The Securities Act defines affiliates to be persons that directly, or indirectly through one or more intermediaries, control or are controlled by, or under common control with, QC Holdings, Inc.  These persons typically include our executive officers and directors.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering without complying with the holding period requirements or other restrictions contained in Rule 144. As of April 30, 2004, no shares of our outstanding common stock have been issued in reliance on Rule 701 as a result of exercises of stock options.

Stock Options

After this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issued or reserved for issuance under our stock option plans all of which are subject to lock-up agreements similar to those described below. After the effective date of these registration statements, subject to the lock-up agreements, shares purchased upon exercise of options granted under our 1999 Stock Option Plan will be available for resale in the public market. As of April 30, 2004, we had outstanding options to purchase 165,050 shares of common stock.

Lock-Up Agreements

In addition to the limitations placed on the sale of common stock by operation of the Securities Act, each of our stockholders and option holders has agreed with the underwriters, subject to certain exceptions, not to sell or otherwise transfer their shares of common stock, or any shares of common stock underlying our securities, for a period of 180 days after the date of prospectus, without the underwriters’ prior written consent. The lock-up agreements signed by our stockholders and option holders cover all of the outstanding shares of common stock and all of the shares of common stock issuable upon exercise of outstanding options, outstanding as of immediately prior to this offering.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common stock by a person that is not a “United States person” for U.S. federal income tax purposes (a “Non-U.S. Holder”).

For this purpose, a “United States person” includes: (1) a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created in, or organized in or under the laws of, the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

This discussion does not consider specific facts and circumstances that may be relevant to a particular Non-U.S. Holder’s tax position. Special rules may apply to certain Non-U.S. Holders, including, without limitation, dealers in securities, banks, insurance companies, tax-exempt organizations, persons holding their shares as part of a “straddle,” “hedge,” or “conversion transaction,” persons who acquire shares as compensation, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Code. This discussion is limited to beneficial owners of the common stock who hold the common stock as capital assets. Furthermore, this discussion does not address any aspect of state, local, or foreign law, persons who hold common stock through a partnership or other pass-through entity, or persons who are former citizens or long-term residents of the United States.

ACCORDINGLY, PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE TAX CONSIDERATIONS DISCUSSED BELOW TO THEIR PARTICULAR SITUATIONS, AS WELL AS THE APPLICATION OF ANY STATE, LOCAL, FOREIGN, ESTATE OR GIFT OR OTHER TAX LAWS, OR SUBSEQUENT REVISIONS THEREOF.

The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, court decisions and rulings and pronouncements of the U.S. Internal Revenue Service now in effect, all of which are subject to change at any time. Prospective investors particularly should note that any such change might have retroactive application so as to result in U.S. federal income tax consequences different from those discussed below.

Dividends

Dividends paid to a Non-U.S. Holder of our common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. To claim the benefit of a lower treaty rate, a Non-U.S. Holder must properly file with the payor an IRS Form W-8BEN (or successor form) or, in the case of payments made outside the United States with respect to an offshore account, comply with certain documentary evidence procedures, directly, or under certain circumstances, through an intermediary. A Non-U.S. Holder who claims benefits of a treaty with respect to payments of dividends on our stock is not required to provide the U.S. taxpayer identification number (“TIN”) because our stock will be treated as actively traded.

If, however, the dividends are effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to a United States permanent establishment of the Non-U.S. Holder, or in case of an individual, to such individual’s permanent place of business within the United States, then the dividends will be exempt from the withholding tax described above, provided that an IRS Form W-8ECI (or successor form) is furnished to us or our paying agent.

A Non-U.S. Holder who furnished the payor with an IRS Form W-8ECI (or successor form) must provide a TIN for this form to be valid.

Effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject as well to a “branch profits tax” at a rate of 30% or a lower applicable treaty rate.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of a gain realized on a disposition of our common stock, provided that:

(a) the gain is not effectively connected with a trade or business conducted by the Non-U.S. Holder in the United States,

(b) in the case of an individual Non-U.S. Holder, certain conditions are met, and

(c) we are not and have never been a “United States real property holding corporation” for United States federal income tax purposes (a “USRPHC”).

If a Non-U.S. Holder is engaged in the conduct of a trade or business in the United States, gain on the disposition of our common stock that is effectively connected with the conduct of such trade or business, and, where an income tax treaty so provides, is attributable to a United States permanent establishment, will be subject to U.S. income tax on a net basis at applicable graduated individual or corporate rates. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

If an individual Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition of the common stock and is otherwise a nonresident, such Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or a lower applicable income tax treaty rate) on the amount by which capital gains allocable to U.S. sources (including gain from the sale, exchange, retirement or other disposition of our common stock) exceed capital losses which are allocable to U.S. sources and recognized during the same taxable year.

We believe that we are not currently, and are not likely to become, a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of common stock by a Non-U.S. Holder generally would not be subject to United States federal income tax provided that (i) the common stock was “regularly traded” on an established securities market and (ii) such Non-U.S. Holder did not own, actually or by attribution, more than 5% of the common stock at any time during the shorter of the five-year period preceding the disposition or such Non-U.S. Holder’s holding period.

U.S. Information Reporting Requirements and Backup Withholding Tax

Generally, we must report to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of our common stock made to you may be subject to information reporting and backup withholding (currently at a rate of 28%) unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Nevertheless, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement dated                     , 2004, the underwriters named below have severally agreed to purchase from us the number of shares of common stock indicated in the following table. Ferris, Baker Watts, Incorporated is acting as the managing underwriter of this offering and as the representative of the underwriters.

Underwriters	Number of Shares
Ferris, Baker Watts, Incorporated
Total

This offering will be underwritten on a firm commitment basis. The underwriters propose to offer shares of our common stock, directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $         per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $         per share to other brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may, from time to time, be changed by the underwriters.

The underwriters’ obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase all of the shares of common stock that they have agreed to purchase under the underwriting agreement, other than those covered by the over-allotment option, if they purchase any shares. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation and modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of shares of common stock.

The following table summarizes the underwriting discount to be paid to the underwriters by us, or, with respect to the over-allotment option, by the selling stockholders.

	Per Share	Total, With No Exercise of Over-allotment Option	Total, With Full Exercise of Over-allotment Option
Underwriting discount	$	$	$

We have agreed to pay the expenses incurred by Ferris, Baker Watts, Incorporated in connection with its services as managing underwriter, whether or not the public offering is consummated.

Over-allotment Option

Four of our stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to                      additional shares of our common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock approximately proportionate to that underwriter’s initial commitment as indicated in the table above. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased pursuant to the option, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereby.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Lockup Agreements

We and each of our officers, directors, other stockholders and option holders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock (other than exercise of stock options) for a period of 180 days after the date of this prospectus, without the prior written consent of Ferris, Baker Watts, Incorporated. This consent may be given at any time without public notice. There are no present agreements between Ferris, Baker Watts, Incorporated and us or any of our executive officers, directors, stockholders or option-holders releasing us or them from these lockup agreements prior to the expiration of the 180-day period other than with respect to our issuance of shares of common stock upon exercise by the underwriters of their over-allotment option.

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of stabilizing, maintaining or otherwise affecting the price of our common stock.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock above that which might otherwise prevail in the open market or preventing or retarding a decline in the market price of our common stock. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the magnitude or effect of any such transaction. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock has been determined by negotiations between us and Ferris, Baker Watts, Incorporated. Among the primary factors considered in determining the initial public offering price were:

•	prevailing market and economic conditions;

•	our capital structure;

•	the present state of the short-term consumer lending industry;

•	the valuation multiples of publicly traded companies that Ferris, Baker Watts, Incorporated believes to be comparable to us; and

•	estimates of our business potential and earning prospects.

Our common stock is not publicly traded. Accordingly, there is no current active trading market for our common stock. Consequently, we cannot assure or guarantee that an active trading market for our common stock will develop or that, if developed, will continue. An active and orderly trading market will depend on the existence, and individual decisions, of willing buyers and sellers at any given time. We will not have any control over these factors. If an active trading market does not develop or is sporadic, this may hurt the market value of our common stock and make it difficult to buy or sell shares on short notice. We cannot assure you that if you purchase common stock in the offering you will later be able to sell it at or above the purchase price.

Listing of Shares

We will apply to have the common stock included for quotation on The Nasdaq National Market under the symbol “QCCO.”

VALIDITY OF COMMON STOCK

The validity of the common stock offered in this prospectus will be passed upon for us by Shook, Hardy & Bacon, L.L.P., Kansas City, Missouri and for the underwriters by Venable LLP, Vienna, Virginia.

EXPERTS

The consolidated financial statements of QC Holdings, Inc. at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in this prospectus and registration statement, have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC under the Securities Act with respect to the common stock we are offering. This prospectus, which is a part of the registration statement, does not contain all the information included in the registration statement, including its exhibits and schedules. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those contracts or documents.

When we complete this offering, we will be required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You can obtain our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at personnel rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington , D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC.

We intend to furnish our stockholders with annual reports containing audited consolidated financial statements and with quarterly reports for the first quarters of each year containing unaudited interim consolidated financial information.

INDEX TO FINANCIAL STATEMENTS

QC Holdings, Inc. and Subsidiaries

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders

QC Holdings, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of QC Holdings, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of QC Holdings, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 15 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities & Equity, on July 1, 2003.

/S/    GRANT THORNTON LLP

Kansas City, Missouri

May 7, 2004

QC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2002	2003
ASSETS
Current assets
Cash and cash equivalents	$7,991	$9,497
Loans receivable, net of allowance for losses of $750 in 2002 and $1,090 in 2003	26,619	35,933
Prepaid expenses and other assets	1,219	1,352

Total current assets	35,829	46,782

Property and equipment, net	8,701	11,852

Goodwill	5,431	5,431

Other assets, net	1,084	864

Total assets	$51,045	$64,929

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$990	$276
Accrued expenses and other liabilities	1,767	1,235
Deferred revenue	1,553	2,188
Income taxes payable	61	1,051
Deferred income taxes	1,600	2,517
Revolving credit facility	5,824	6,256
Current portion of long-term debt	3,069	4,718

Total current liabilities	14,864	18,241

Deferred income taxes	745	1,475
Liability for mandatory stock redemption		17,000

Long-term debt, less current portion	7,771	18,880

Total liabilities	23,380	55,596

Commitments and contingencies

Shares subject to redemption	11,000

Stockholders’ equity
Common stock, $0.01 par value; 3,000,000 shares authorized; 1,908,760 shares issued	19	19
Retained earnings	13,064	21,292
Additional paid-in capital	6,024	5,420
Treasury stock, at cost	(2,165)	(17,165)
Notes received for equity	(277)	(233)

Total stockholders’ equity	16,665	9,333

Total liabilities and stockholders’ equity	$51,045	$64,929

The accompanying notes are an integral part of these consolidated financial statements.

QC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2001	2002	2003
Revenues
Payday loan fees	$47,935	$59,006	$86,010
Other	12,348	11,901	12,484

Total revenues	60,283	70,907	98,494

Store expenses
Salaries and benefits	10,631	15,646	21,279
Provision for losses	14,827	14,943	21,293
Occupancy	7,520	8,509	10,862
Depreciation and amortization	559	952	1,397
Other	7,216	7,070	7,571

Total store expenses	40,753	47,120	62,402

Store gross profit	19,530	23,787	36,092

Regional expenses	4,340	4,949	5,613
Corporate expenses	3,397	4,815	6,324
Depreciation and amortization	944	241	538
Interest expense	1,210	879	936
Other, net	(84)	22	35

Income before taxes	9,723	12,881	22,646

Provision for income taxes	3,826	5,046	8,722

Net income	$5,897	$7,835	$13,924

Earnings per share:
Basic	$3.12	$4.14	$5.41
Diluted	$3.10	$4.07	$5.24

Weighted average number of common shares outstanding:
Basic	1,891,500	1,891,500	1,595,431
Diluted	1,903,664	1,925,626	1,645,607

The accompanying notes are an integral part of these consolidated financial statements.

QC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(in thousands, except share amounts)

	Outstanding shares	Common stock	Retained earnings (deficit)	Additional paid-in capital	Treasury stock	Notes received for equity	Total stockholders’ equity
Balance, January 1, 2001	1,891,500	$19	$(668)	$5,991	$(2,165)	$(326)	$2,851
Net income and comprehensive income			5,897				5,897
Payments received on notes						6	6

Balance, December 31, 2001	1,891,500	19	5,229	5,991	(2,165)	(320)	8,754
Net income and comprehensive income			7,835				7,835
Expense associated with issuance of stock options to non-employee				33			33
Payments received on notes						43	43

Balance, December 31, 2002	1,891,500	19	13,064	6,024	(2,165)	(277)	16,665
Net income and comprehensive income			13,924				13,924
Shares subject to mandatory redemption			(5,296)	(704)			(6,000)
Expense associated with issuance of stock options to non-employee				100			100
Repurchase of common stock	(373,300)				(15,000)		(15,000)
Dividends to stockholders			(400)				(400)
Payments received on notes						44	44

Balance, December 31, 2003	1,518,200	$19	$21,292	$5,420	$(17,165)	$(233)	$9,333

The accompanying notes are an integral part of these consolidated financial statements.

QC HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2001	2002	2003
Cash flows from operating activities
Net income	$5,897	$7,835	$13,924
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,503	1,193	1,935
Deferred income taxes	96	1,490	1,647
Other, net	(82)	55	135
Changes in operating assets and liabilities, net of effects of acquisitions:
Prepaid expenses and other assets	(292)	(398)	(33)
Other assets	(65)	(606)	422
Accounts payable	(79)	990	(714)
Accrued expenses, other liabilities and deferred revenue	2,410	(418)	103
Income taxes	(283)	827	990

Net operating	9,105	10,968	18,409

Cash flows from investing activities
Loans receivable, net	(2,583)	(7,181)	(9,314)
Purchase of property and equipment	(3,572)	(4,372)	(5,193)
Proceeds from sale of property and equipment	207	81	216
Acquisition costs, net	(1,074)	(802)
Other, net	(41)	(1)	(100)

Net investing	(7,063)	(12,275)	(14,391)

Cash flows from financing activities
Net borrowings (repayments) under revolving credit facility	2,575	(4,150)	432
Payments on long-term debt	(1,776)	(1,496)	(11,107)
Proceeds from long-term debt		6,050	23,865
Dividends to stockholders			(400)
Purchase of treasury stock			(15,000)
Other, net	7	43	(302)

Net financing	806	447	(2,512)

Cash and cash equivalents
Net increase (decrease)	2,848	(860)	1,506
At beginning of year	6,003	8,851	7,991

At end of year	$8,851	$7,991	$9,497

Supplementary schedule of cash flow information
Cash paid during the year for
Interest	$1,207	$949	$915
Income taxes	4,013	2,729	6,085

The accompanying notes are an integral part of these consolidated financial statements.

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE BUSINESS

The accompanying consolidated financial statements include the accounts of QC Holdings, Inc. and its wholly-owned subsidiary, QC Financial Services, Inc. (collectively known as the Company). QC Financial Services, Inc. is the 100% owner of QC Financial Services of California, Inc., Financial Services of North Carolina, Inc., QC Advance, Inc. (formerly Title Loans, Inc.) and Cash Title Loans, Inc. The Company, incorporated in 1998 under the laws of the State of Kansas, was founded in 1984, and has provided various retail consumer financial products and services throughout its 20-year history. Since 1998, the Company has been principally engaged in the business of providing short-term consumer loans, known as payday loans. Payday loans provide customers with cash in exchange for a promissory note with a maturity of generally 14 days and supported by that customer’s personal check for the aggregate amount of the cash advanced plus a fee, which varies from state to state based on applicable regulations and generally ranges between $15 to $20 per $100 borrowed. To repay the cash advance, customers may redeem their check by paying cash or they may allow the check to be presented for collection. Certain locations offer payday loans from a third-party financial institution (the Bank), from which the Company purchases a pro rata participation (see Note 3).

The Company also provides other consumer financial products and services, such as check cashing services, title loans, money transfers and money orders. All of the Company’s loans and other services are made in accordance with state regulation, which vary from state to state. As of December 31, 2003, the Company operated 294 stores with locations in Arizona, California, Colorado, Florida, Idaho, Illinois, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Nevada, New Mexico, North Carolina, Oregon, South Carolina, Utah, Virginia, Washington and Wisconsin.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation.    The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications were made to the prior year consolidated financial statements to conform to the current year presentation.

Use of Estimates.    In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition.    The Company records revenue from loans upon issuance. The term of a loan is generally 14 days for a payday loan and 30 days for a title loan. At the end of each period, the Company records an estimate of the unearned revenue, which results in revenues being recognized on a constant-yield basis ratably over the term of each loan.

The Company recognizes revenues for its other consumer financial products and services, including, among others, check cashing, money transfers and money orders, at the time those services are rendered to the customer, which is generally at the point of sale.

The components of “Other” revenues as reported in the statements of income are as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Check cashing fees	$5,747	$6,257	$6,361
Title loan fees	5,458	4,306	4,405
Other fees	1,143	1,338	1,718

Total	$12,348	$11,901	$12,484

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents.    The Company considers all highly liquid investment securities purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

Loans Receivable, Provision for Losses and Allowance for Loan Losses.    When the Company enters into a payday loan with a customer, the Company records a loan receivable for the amount loaned to the customer plus the fee charged by the Company, which varies from state to state based on applicable regulations.

The following table summarizes certain data with respect to the Company’s payday loans:

	Year Ended December 31,
	2001	2002	2003
Average amount of cash provided to a customer	$233.32	$244.42	$266.38
Average fee received by the Company	$40.89	$44.11	$47.76
Average term of loan (days)	14	14	14

When checks are presented to the bank for payment and returned as uncollected, all accrued fees, interest and outstanding principal are charged-off as uncollectible, generally within 15 days of their due date. Accordingly, the loans included in the receivable balance at any given point in time are typically not older than 30 days. These charge-offs are recorded as expense through the provision for losses. Any recoveries on losses previously charged to expense are recorded as a reduction to the provision for losses in the period recovered.

With respect to the loans receivable at each period end, the Company maintains an allowance for loan losses (including fees and interest) at a level estimated to be adequate to absorb estimated incurred losses in the outstanding Company portfolio, which includes the Company’s pro rata participation purchased from the Bank as discussed in Note 3. Management considers recent collection history to develop expected loss rates, which are used for the establishment of the allowance. Using this information, the Company records an adjustment to the allowance for loan losses through the provision for losses.

The following table summarizes the activity in the allowance for loan losses and the provision for losses during the years ended December 31, 2001, 2002 and 2003 (in thousands):

	2001	2002	2003
Allowance for loan losses
Balance, beginning of year	$565	$650	$750
Adjustment to provision for losses based on evaluation of outstanding receivables at year end	85	100	340

Balance, end of year	$650	$750	$1,090

Provision for losses
Charge-offs to expense	$26,705	$32,934	$45,665
Recoveries	(11,963)	(18,091)	(24,712)
Adjustment to provision for losses based on evaluation of outstanding receivables at year end	85	100	340

Total provision for losses	$14,827	$14,943	$21,293

Store Expenses.    The direct costs incurred in operating the Company’s stores have been classified as store expenses. Store expenses include salaries and benefits of store employees, rent and other occupancy costs, depreciation and amortization of store property and equipment, armored and security costs, loan losses and other costs incurred by the stores.

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment.    Property and equipment are recorded at cost. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the assets ranging from 3 to 39 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the related asset. Repair and maintenance expenditures that do not significantly extend asset lives are charged to expense as incurred. The cost and related accumulated depreciation and amortization of assets sold or disposed of are removed from the accounts, and the resulting gain or loss is included in income.

Advertising Costs.    Advertising costs are charged to operations when incurred. Advertising expense was $1.7 million, $2.1 million and $1.2 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Goodwill and Intangible Assets.    Goodwill represents the excess of cost over the fair value of net tangible assets of acquired companies using purchase accounting. Intangible assets, which are included in other assets, consist of debt issuance costs, noncompete agreements and other assets.

During 2001, the Financial Accounting Standards Board (the FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations, and No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 141 requires the purchase method of accounting for all acquisitions. Under SFAS 142, goodwill and other intangible assets having indefinite useful lives are no longer amortized. The useful lives of other intangible assets must be reassessed, and the remaining amortization periods must be adjusted accordingly. Goodwill and other intangible assets having indefinite useful lives will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, using a two-step impairment assessment. The first step tests for potential impairment through a comparison of the fair value of a reporting unit with its carrying amount, including goodwill. The second step of the test, which measures the amount of impairment loss, if any, is only required if the carrying amount of a reporting unit exceeds its fair value. The Company adopted the provisions of SFAS 141 and SFAS 142 on January 1, 2002. No goodwill impairment was recognized during 2001, 2002 or 2003.

Impairment of Long-Lived Assets.    The Company evaluates all long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is recognized when the carrying amounts of these assets cannot be recovered by the undiscounted net cash flows they will generate.

Stock Option Plans.    As permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock Based Compensation (and as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure), the Company accounts for stock options issued to employees under the recognition and measurement principles (intrinsic-value method) of Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and its related Interpretations. There was no stock-based employee compensation expense reflected in the Company’s reported net income for the years ended December 31, 2001, 2002 or 2003 because all stock options granted under these plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

In 2002 and in years prior to 2001, the Company granted stock options to non-employees. In accordance with the provisions of SFAS 123, the Company has recorded compensation expense related to these non-employee option grants in the consolidated financial statements.

Had the Company applied the provisions set forth in SFAS 123 with respect to stock options to employees, compensation expense for the years ended December 31, 2001, 2002 and 2003 would have been approximately $300,000 higher than is reported in the consolidated financial statements for each year. See Note 10 for additional stock option disclosures and information. The following table illustrates the effect on net income and

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock options (in thousands, except per share data):

	2001	2002	2003
Net income as reported	$5,897	$7,835	$13,924
Deduct total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(183)	(183)	(183)

Pro forma net income	5,714	7,652	13,741
Less: reduction to retained earnings in connection with shares subject to redemption as discussed in Note 15			(5,296)

Pro forma income available to common stockholders	$5,714	$7,652	$8,445

Basic earnings per share:
As reported	$3.12	$4.14	$5.41
Pro forma	$3.02	$4.05	$5.29

Diluted earnings per share:
As reported	$3.10	$4.07	$5.24
Pro forma	$3.00	$3.97	$5.13

Income Taxes.    Deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense represents the tax payable for the current period and the change during the period in deferred tax assets and liabilities.

Earnings per Share.    Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of stock options represent the only differences between the weighted average shares used for the basic earnings per share computation compared to the diluted earnings per share computation.

The following table presents the computations of basic and diluted earnings per share for the periods presented (in thousands, except share and per share data).

	Year Ended December 31,
	2001	2002	2003
Net income	$5,897	$7,835	$13,924
Less: reduction to retained earnings in connection with shares subject to redemption as discussed in Note 15			(5,296)

Income available to common stockholders	$5,897	$7,835	$8,628

Weighted average number of common shares outstanding	1,891,500	1,891,500	1,595,431
Incremental shares from assumed conversion of stock options	12,164	34,126	50,176

Weighted average number of diluted common shares outstanding	1,903,664	1,925,626	1,645,607

Basic earnings per share	$3.12	$4.14	$5.41

Diluted earnings per share	$3.10	$4.07	$5.24

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All options that were outstanding for the years ended December 31, 2001, 2002 and 2003 were included in the computation of diluted earnings per share because the exercise prices were equal to or lower than the average market prices of the common shares.

Fair Value of Financial Instruments.    Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the Company to disclose the fair value of its financial instruments, which represents the amount at which the instrument could be exchanged in a current transaction between willing parties other than a forced sale or liquidation. The amounts reported in the consolidated balance sheets for cash equivalents, loans receivable and accounts payable are short-term in nature and their fair value approximates fair value. The carrying value of the revolving credit facility approximates fair value, as the interest rate is variable. Based on borrowing rates currently available to the Company for term loans and notes payable with similar terms and average maturities, the carrying value of long-term debt is considered to approximate fair value at December 31, 2002 and 2003.

Recently Issued Accounting Pronouncements.    In January 2003, the FASB issued FASB Interpretation No. 46 (R) (FIN 46), Consolidation of Variable Interest Entities. FIN 46 requires that variable interest entities be consolidated by their primary beneficiary. FIN 46 became effective with all financial statements issued after January 31, 2003. The Company does not have investments in or any relationships with any variable interest entities, and therefore the adoption of this statement did not have an impact on the Company’s financial condition or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS 150 is effective for the first interim period beginning after June 15, 2003. The Company adopted SFAS 150 on July 1, 2003. See Note 15 for discussion.

NOTE 3 — LOANS BY THIRD-PARTY FINANCIAL INSTITUTIONS

In addition to payday loans originated by the Company at most of its locations, payday loans are offered in North Carolina by a third-party financial institution (the Bank) through the Company’s stores. The Company entered into a new arrangement with the Bank in April 2003. Under the terms of the agreement, which may be terminated by either party for any reason with 90 days written notice, the Bank sells the Company a pro rata participation in loans that are made to borrowers. The terms of the loans are generally similar to those of the Company’s own loans, though the Bank has sole discretion regarding the terms of its loans. The Company recorded loan fees totaling approximately $4.1 million under this arrangement during the year ended December 31, 2003, with an outstanding receivable balance of $1.7 million at December 31, 2003.

In 2001, 2002 and first quarter 2003, the Company had an arrangement with a different third-party financial institution. Under this arrangement, each payday loan entered into by the third-party financial institution that remained unpaid after the scheduled maturity date was assigned to the Company at a discount from the amount owed by the borrower. The Company recorded loan fee revenue totaling approximately $762,000, $2.5 million and $707,000 under this arrangement during the years ended December 31, 2001, 2002 and 2003, respectively, with an outstanding receivable balance of $1.1 million at December 31, 2002.

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 4 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, (in thousands):

	2002	2003
Buildings	$1,501	$1,595
Leasehold improvements	4,774	7,034
Furniture and equipment	5,148	6,872
Vehicles	297	310
Furnishings	70	135

	11,790	15,946
Less: Accumulated depreciation and amortization	3,089	4,094

	$8,701	$11,852

Depreciation expense totaled $670,000, $1.2 million and $1.8 million for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 5 — REVOLVING CREDIT FACILITY

The Company has a revolving credit facility with an available amount of $6,000,000 in 2002 and $10,000,000 in 2003. The facility expires in October 2004. Interest is payable monthly at prime (4% at December 31, 2003) plus 1%. The weighted average interest rate paid by the Company was 7.94%, 5.68% and 5.12% during the years ended December 31, 2001, 2002 and 2003, respectively. The facility is collateralized by substantially all Company assets and guaranteed by the Company’s principal stockholder. The credit facility contains several financial covenants that require, among other things, that the Company maintain a minimum net worth, leverage ratio, current ratio, coverage ratio, and debt-to-revenue ratio as specified in the agreement. The Company was not in compliance with certain covenants with respect to the minimum net worth requirement after consideration of the impact of shares subject to redemption as discussed in Note 15. The Company received waivers from the financial institution with respect to those covenants.

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 6 — LONG-TERM DEBT

Long-term debt consisted of the following at December 31, (in thousands):

	2002	2003
Note payable to related party, due on demand, with interest at 10%; unsecured	$45	$45

Note payable to related party, due December 2004, with interest payable quarterly at 9.0%; unsecured	400	400

Term loan from bank, due October 2006, with interest payable monthly at prime plus 1%; monthly principal payments of $208; collateralized by substantially all Company assets; guaranteed by the Company’s principal stockholder; weighted average interest rate of 5.68% and 5.12% in 2002 and 2003, respectively		7,084

Term loan from bank, due October 2008, with interest payable monthly at prime plus 1%; monthly principal payments of $148; collateralized by substantially all Company assets; guaranteed by the Company’s principal stockholder; weighted average interest rate of 5.68% and 5.12% in 2002 and 2003, respectively		8,569

Subordinated unsecured notes payable, due October 2006, with interest payable quarterly at 6% through October 2004, 8% through October 2005 and 10% through October 2006		7,500

Term loans from bank, with various maturities through 2009, with interest payable monthly at prime plus 1%; monthly principal payments totaling $218; collateralized by substantially all Company assets; guaranteed by the Company’s principal stockholder; repaid in 2003	10,395

	10,840	23,598
Less current portion	3,069	4,718

	$7,771	$18,880

Future maturities of long-term debt are as follows (in thousands):

Year ending December 31,	Amount
2004	$4,718
2005	4,273
2006	11,356
2007	1,773
2008	1,478

$23,598

The various debt instruments contain several financial covenants that require, among other things, that the Company maintain a minimum net worth, leverage ratio, current ratio, coverage ratio, and debt-to-revenue ratio as specified in the agreement. See Note 5 with respect to the Company’s compliance with covenants at December 31, 2003.

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7 — INCOME TAXES

The Company’s provision for income taxes is summarized as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Current:
Federal	$3,095	$2,901	$5,818
State	635	655	1,257

Total Current	3,730	3,556	7,075

Deferred:
Federal	80	1,268	1,400
State	16	222	247

Total Deferred	96	1,490	1,647

Total provision for income taxes	$3,826	$5,046	$8,722

The sources of deferred income tax liabilities (assets) are summarized as follows at December 31, (in thousands):

	2002	2003
Deferred tax assets related to:
Allowance for loan losses	$(300)	$(436)

Deferred tax liabilities related to:
Property and equipment	465	1,145
Loans receivable, tax value	1,900	2,592
Goodwill	280	330
Prepaid assets		361

Gross deferred tax liabilities	2,645	4,428

Net deferred tax liabilities	$2,345	$3,992

Differences between the Company’s effective income tax rate and the statutory federal income tax rate are as follows (in thousands):

	2001	2002	2003
Income tax expense using the statutory federal rate in effect	$3,403	$4,508	$7,926
Tax effect of:
State and local income taxes, net of federal benefit	423	570	978
Other		(32)	(182)

Total provision for income taxes	$3,826	$5,046	$8,722

Effective tax rate	39.3%	39.2%	38.5%
Statutory federal tax rate	35.0%	35.0%	35.0%

NOTE 8 — ACQUISITIONS, GOODWILL AND INTANGIBLE ASSETS

Acquisitions and Goodwill.    In March 2002, in an effort to gain market share, the Company acquired six stores and certain assets of First PayDay Loans of Illinois for a total of $1.5 million, which included net book value of depreciable assets in the amount of approximately $111,000 and 100% of payday loans receivable that

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

were no more than 90 days past due in the amount of approximately $631,000. The Company used the purchase method of accounting. The excess of the total acquisition cost over the fair value of the net assets acquired totaled $802,000. The value of identified intangible assets associated with those acquisitions was minimal and, as a result, all excess cost over fair value of net assets acquired was recorded as goodwill. The pro forma results of operations have not been presented because the results of operations for the Company would not have been materially different from those reported for 2002.

During 2001, in an effort to gain market share, the Company made several small acquisitions between March and June for nine stores and certain assets for a total of $1.7 million plus cash on hand, a substantial portion of the gross payday loans receivable not past due and a portion of the face value of uncollected checks on hand (that were not related to payday loans receivable). The Company used the purchase method of accounting. The excess of the total acquisition cost over the fair value of the net assets acquired totaled approximately $912,000. The value of identified intangible assets associated with those acquisitions was minimal and, as a result, all excess cost over fair value of net assets acquired was recorded as goodwill. The Company amortized the goodwill using the straight-line method over 15 years until adoption of SFAS 142 (see Note 2 above). The pro forma results of operations have not been presented because the results of operations for the Company would not have been materially different from those reported for 2001.

The following table provides a summary of actual amortization expense and pro forma net income and earnings per share excluding the amortization of goodwill in 2001 (in thousands, except per share amounts):

	Year Ended December 31,
	2001	2002	2003
Reported net income	$5,897	$7,835	$13,924
Add back: goodwill amortization, net of income taxes	198

Adjusted net income	6,095	7,835	13,924
Less: reduction to retained earnings in connection with shares subject to redemption as discussed in Note 15			(5,296)

Adjusted income available to common stockholders	$6,095	$7,835	$8,628

Basic earnings per share:
Reported	$3.12	$4.14	$5.41
Goodwill amortization, net of income taxes	0.10

Adjusted basic earnings per share	$3.22	$4.14	$5.41

Diluted earnings per share:
Reported	$3.10	$4.07	$5.24
Goodwill amortization, net of income taxes	0.10

Adjusted diluted earnings per share	$3.20	$4.07	$5.24

The Company completed its initial impairment testing and annual impairment testing of goodwill and has concluded that no such impairment existed at December 31, 2003.

Intangible Assets.    Costs paid to obtain debt financing are amortized over the term of each related debt agreement using the straight-line method. Noncompete agreements are currently being amortized using the straight-line method over the term of the agreements ranging from one to two years. These intangible assets totaled $505,000 and $851,000, at cost, and $48,000 and $250,000, net of accumulated amortization, as of December 31, 2002 and 2003, respectively. Amortization expense for the years ended December 31, 2001, 2002 and 2003 was $507,000, $28,000 and $144,000, respectively. Future estimated amortization expense for intangible assets is expected to be $50,000 per year over the next five years.

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 9 — EMPLOYEE BENEFIT PLAN

The Company has established a defined-contribution 401(k) benefit plan that covers substantially all of its full-time employees. Under the plan, the Company makes a matching contribution of 25% of each employee’s contribution, up to 6% of the employee’s compensation. The Company’s matching contributions and administrative expenses relating to the 401(k) plan were $69,000, $84,000 and $103,000 during 2001, 2002 and 2003, respectively.

NOTE 10 — STOCK OPTIONS

In accordance with the provisions of the 1999 Stock Option Plan (the Option Plan), the Company’s Board of Directors may grant stock options to purchase up to an aggregate 170,000 shares of Company common stock to employees and non-employee directors. The Company applies the provisions of APB 25 in accounting for options granted under the Option Plan. Under the terms of the Option Plan, all options expire 10 years from the date of grant.

The fair value of stock options granted to employees in 2001 used to compute pro forma net income and earnings per share disclosures (see Note 2) was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: a risk-free rate of 4.5%, expected life of 10 years, volatility of zero and no expected dividends. Using these factors, the weighted average fair value of an option granted was $8.88.

During 2002, the Company granted 20,000 options to a non-employee outside of the Option Plan at an exercise price of $24.50 per share. These options vest equally over four years, and expire 10 years from the date of grant. Because these options were issued to a non-employee, the Company recorded compensation expense in accordance with SFAS 123 totaling approximately $33,000 and $100,000 during the years ended December 31, 2002 and 2003, respectively, with an associated credit to additional paid-in capital. The fair value of these stock options were estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: a risk-free rate of 4.25%, expected life of 10 years, volatility of zero and no expected dividends. Using these factors, the weighted average fair value of an option granted was $19.88.

The Company did not grant any options during 2003.

The following summary sets forth the activity under the Option Plan:

	Options exercisable at $20.00	Options exercisable at $24.50	Total
Outstanding at December 31, 2000	107,250	12,000	119,250
Granted during 2001		48,500	48,500

Outstanding at December 31, 2001	107,250	60,500	167,750
Forfeited during 2002		(7,000)	(7,000)
Granted during 2002		20,000	20,000

Outstanding at December 31, 2002	107,250	73,500	180,750
Forfeited during 2003	(600)		(600)

Outstanding at December 31, 2003	106,650	73,500	180,150

Options vested	102,650	36,750	139,400

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information about options outstanding and exercisable at December 31, 2003 under the Option Plan:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercisable price
$20.00 to $24.50	180,150	6.8 years	$21.83	139,400	$21.19

NOTE 11 — COMMITMENTS AND CONTINGENCIES

Operating Leases.    The Company leases certain equipment and buildings under noncancelable operating leases. Future minimum lease payments are as follows (in thousands):

Year ending December 31,	Amount
2004	$4,976
2005	3,510
2006	2,264
2007	1,332
2008	411

$12,493

Rental expense was $4.3 million, $4.7 million and $5.9 million during the years ended December 31, 2001, 2002 and 2003, respectively.

Litigation.    The Company is engaged in various lawsuits, either as plaintiff or defendant, involving legal matters in the normal course of business. While the outcome of these legal proceedings cannot be predicted with certainty, it is the opinion of management, based upon advice of counsel, that the ultimate outcome of these lawsuits will not have a material impact on the Company’s consolidated financial position, results of operations or cash flows. Legal costs associated with such litigation are expensed as incurred.

The Company accrued $1.0 million in 2001 with respect to two litigation matters in the State of Indiana arising in the normal course of payday loan transaction business. The accrued amounts were reflected as other store expenses in the statement of income for the year ended December 31, 2001. In 2002, the Company fully settled the matters and paid $1.0 million to the plaintiffs’ settlement fund.

NOTE 12 — RELATED PARTY TRANSACTIONS

Stockholders’ equity includes notes received for equity that represent unsecured loans to four stockholders totaling $277,000 and $233,000 at December 31, 2002 and 2003, respectively. These notes require that interest be paid annually at the applicable federal rate published by the Internal Revenue Service for short-term loans (1.81% at December 31, 2003). Future maturities of these notes are $46,000 on June 15, 2004 and $187,000 on June 1, 2005.

Notes receivable from stockholders, in the amounts of $82,000 and $182,000 at December 31, 2002 and 2003, respectively, represent three notes: $39,000, due on demand with interest at 5.77%, and $43,000 and $100,000, due on demand with interest at the applicable federal rate published by the Internal Revenue Service for short-term loans (1.81% at December 31, 2003).

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2003, the Company has a receivable recorded for approximately $176,000 representing advances made by the Company to companies controlled by two principal stockholders. The advances are non-interest bearing and payable on demand by the Company.

Long-term debt at December 31, 2003 includes $400,000 due to a principal stockholder in connection with a stock repurchase during 1999. See Note 6 for additional information and Note 16 regarding repayment during 2004.

NOTE 13 — CERTAIN CONCENTRATIONS OF RISK

The Company is subject to regulation by federal and state governments that affect the products and services provided by the Company, particularly payday loans. The Company currently offers payday loans in 21 states throughout the United States. The level and type of regulation of payday loans varies greatly from state to state, ranging from states with no regulations or legislation to other states with very strict guidelines and requirements.

Company stores located in the states of Missouri, California, Illinois and New Mexico represented approximately 24%, 17%, 11% and 9%, respectively, of total revenues for the year ended December 31, 2003. To the extent that laws and regulations are passed that affect the Company’s ability to offer payday loans or the manner by which the Company offers its payday loans in any one of those states, the Company’s financial position, results of operations and cash flows could be affected.

NOTE 14 — TREASURY STOCK

During 2003, the Company purchased 373,300 shares of its common stock for $15 million. The shares were purchased using cash flow from operations and long-term debt (see Note 6). The shares purchased will be utilized for the Company’s stock option program, as necessary. The Company had 17,260 shares and 390,560 shares of common stock held in treasury at December 31, 2002 and 2003, respectively.

NOTE 15 — STOCKHOLDERS AGREEMENT

The Company entered into a Stockholders Agreement (Agreement) with two of its principal stockholders (principals) in October 1999 (as amended January 19, 2000 and again on January 1, 2003). The Agreement provides that the Company will purchase shares of Company common stock owned by the principals upon their death, up to a maximum of $11.0 million as of December 31, 2002 and $17.0 million as of December 31, 2003. The Company maintains insurance policies with respect to the principals that will cover the entire amount of the obligations under the Agreement.

In accordance with Emerging Issues Task Force Topic No. D-98 (EITF Topic D-98), Classification and Measurement of Redeemable Securities, and Accounting Series Release No. 268, the Company recorded an $11.0 million mandatorily redeemable instrument, referred to as shares subject to redemption, in the consolidated balance sheet outside of permanent stockholders’ equity, with an offsetting reduction to additional paid-in capital, to the extent of book value attributable to those shares, and then to retained earnings. Because the Agreement sets forth a limit to the Company’s obligation, and that limit was less than the fair value of the shares subject to repurchase at December 31, 2002, the Company recorded the maximum obligation as of December 31, 2002.

In January 2003, the Agreement was amended to provide for a maximum Company obligation of $17.0 million. Because the Agreement sets forth a limit to the Company’s obligation, and that limit was less than the fair value of the shares subject to repurchase, the Company recorded the maximum obligation of $17.0 million. Accordingly, the Company increased the shares subject to redemption component in the consolidated balance sheet and reduced additional paid-in capital, to the extent of book value attributable to the additional shares, and then retained earnings.

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

After recording the shares subject to redemption and associated reduction in stockholders’ equity, the Company was not in compliance with certain covenants under various debt agreements. The Company received waivers from the financial institution with respect to these covenants. See Notes 5 and 6.

As set forth in EITF Topic D-98, the Company recognizes the changes in the value of the redeemable stock as they occur at the end of each reporting period, effectively treating the end of each period as the redemption date. The amount of the increase in the carrying amount of the shares subject to redemption that has been charged to retained earnings is included as a reduction to the income available to common stockholders in the computations of basic and diluted earnings per share (see Note 2).

In connection with the adoption of SFAS 150 on July 1, 2003, the Company recognized a liability, referred to as liability for mandatory stock redemption, for $17.0 million and reduced shares subject to redemption for the same amount. As set forth in SFAS 150, beginning July 1, 2003, the shares considered to be subject to redemption under the Agreement (approximately 433,000) have been excluded from the computations of basic and diluted earnings per share.

NOTE 16 — SUBSEQUENT EVENTS

In February 2004, the Company purchased property in California for approximately $1.3 million, which was funded with $0.3 million in cash and $1.0 million in borrowings through a note payable with interest at prime plus 1% and due March 2019. The Company expects to sell the property to two principal stockholders during the second half of 2004 based on appraised value.

In first quarter 2004, the Company repaid $245,000 of the related party notes payable using cash from operations. In April 2004, the remaining $200,000 was paid to settle the obligation using cash from operations.

On May 6, 2004, the Company repaid approximately $2.0 million of the subordinated unsecured notes payable using available cash and borrowings under the revolving credit facility. The Company received a waiver from the financial institution providing the revolving credit facility that allowed for partial repayment of the subordinated obligations.

On May 6, 2004, the Company declared a $2.0 million dividend to be paid prior to May 31, 2004. The Company expects to fund this payment from operating cash flows.

QC HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31, 2003	March 31, 2004
ASSETS
Current assets
Cash and cash equivalents	$9,497	$10,238
Loans receivable, net of allowance for losses of $1,090 at December 31, 2003 and $700 at March 31, 2004	35,933	30,184
Prepaid expenses and other assets	1,352	1,919

Total current assets	46,782	42,341

Property and equipment, net	11,852	13,866
Goodwill	5,431	5,431
Other assets, net	864	843

Total assets	$64,929	$62,481

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$276	$276
Accrued expenses and other liabilities	1,235	834
Deferred revenue	2,188	1,833
Income taxes payable	1,051	1,182
Deferred income taxes	2,517	2,381
Revolving credit facility	6,256	6
Current portion of long-term debt	4,718	4,540

Total current liabilities	18,241	11,052
Deferred income taxes	1,475	1,650
Liability for mandatory stock redemption	17,000	17,000
Long-term debt, less current portion	18,880	18,744

Total liabilities	55,596	48,446

Commitments and contingencies

Stockholders’ equity
Common stock, $0.01 par value; 3,000,000 shares authorized; 1,908,760 shares issued; 1,518,200 shares outstanding at December 31, 2003 and 1,533,300 at March 31, 2004	19	19
Retained earnings	21,292	25,643
Additional paid-in capital	5,420	5,420
Treasury stock, at cost	(17,165)	(16,863)
Notes received for equity	(233)	(184)

Total stockholders’ equity	9,333	14,035

Total liabilities and stockholders’ equity	$64,929	$62,481

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QC HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

	Three Months Ended March 31,
	2003	2004
Revenues
Payday loan fees	$17,559	$24,516
Other	3,704	3,667

Total revenues	21,263	28,183

Store expenses
Salaries and benefits	4,940	6,117
Provision for losses	3,873	3,797
Occupancy	2,696	3,014
Depreciation and amortization	266	366
Other	1,902	1,953

Total store expenses	13,677	15,247

Store gross profit	7,586	12,936

Regional expenses	1,399	1,820
Corporate expenses	1,373	1,791
Depreciation and amortization	81	132
Interest expense	216	356
Other, net	25	30

Income before taxes	4,492	8,807

Provision for income taxes	1,726	3,556

Net income	$2,766	$5,251

Earnings (loss) per share:
Basic	$(1.34)	$4.49
Diluted	$(1.34)	$4.25

Weighted average number of common shares outstanding:
Basic	1,891,500	1,168,801
Diluted	1,938,140	1,234,742

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QC HOLDINGS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2003	2004
Cash flows from operating activities
Net income	$2,766	$5,251
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	347	498
Deferred income taxes	85	39
Other, net	24	30
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(371)	(649)
Other assets	372	(17)
Accounts payable	(415)
Accrued expenses, other liabilities and deferred revenue	(1,701)	(756)
Income taxes	1,544	131

Net operating	2,651	4,527

Cash flows from investing activities
Loans receivable, net	5,106	5,749
Purchase of property and equipment	(1,883)	(2,505)
Other, net	3	82

Net investing	3,226	3,326

Cash flows from financing activities
Net borrowings (repayments) on line of credit	(2,724)	(6,250)
Payments on long-term debt	(656)	(1,314)
Proceeds from long-term debt		1,000
Dividends to stockholders		(900)
Proceeds from stock option exercises		302
Other, net	(46)	50

Net financing	(3,426)	(7,112)

Cash and cash equivalents
Net increase	2,451	741
At beginning of year	7,991	9,497

At end of period	$10,442	$10,238

Supplementary schedule of cash flow information
Cash paid during the period for
Interest	$234	$455
Income taxes	183	3,425

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation.    The accompanying unaudited interim consolidated financial statements are of QC Holdings, Inc. and its wholly-owned subsidiaries, QC Financial Services, Inc. and QC Properties, LLC (collectively known as the Company). QC Financial Services, Inc. is the 100% owner of QC Financial Services of California, Inc., Financial Services of North Carolina, Inc., QC Advance, Inc. (formerly Title Loans, Inc.) and Cash Title Loans, Inc.

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements and should be read in conjunction with the Company’s audited consolidated financial statements included in this Registration Statement on S-1 filed with the Securities and Exchange Commission. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results of interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.

Business.    The Company, incorporated in 1998 under the laws of the State of Kansas, was originally formed in 1984 and has provided various retail consumer financial products and services throughout its 20-year history. Since 1998, the Company has been principally engaged in the business of providing short-term consumer loans, known as payday loans. Payday loans provide customers with cash in exchange for a promissory note with a maturity of generally 14 days and supported by that customer’s personal check for the aggregate amount of the cash advanced plus a fee, which varies from state to state based on applicable regulations and generally ranges between $15 to $20 per $100 borrowed. To repay the cash advance, customers may redeem their check by paying cash or they may allow the check to be presented to the bank for collection. Certain locations offer payday loans from a third-party financial institution (the Bank), from which the Company purchases a pro rata participation.

The Company also provides other consumer financial products and services, such as check cashing services, title loans, money transfers and money orders. All of the Company’s loans and other services are made in accordance with state regulation, which vary from state to state. As of March 31, 2004, the Company operates 295 stores with locations in Arizona, California, Colorado, Florida, Idaho, Illinois, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Nevada, New Mexico, North Carolina, Oregon, South Carolina, Utah, Virginia, Washington and Wisconsin.

Use of Estimates.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation.    The accompanying unaudited interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications were made to the prior year interim consolidated financial statements to conform to the current year presentation.

Revenue Recognition.     The Company records revenue from loans upon issuance. The term of a loan is generally 14 days for a payday loan and 30 days for a title loan. At the end of each period, the Company records an estimate of the unearned revenue, which results in revenues being recognized on a constant-yield basis ratably over the term of each loan.

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loans Receivable, Provision for Losses and Allowance for Loan Losses.    When the Company enters into a payday loan with a customer, the Company records a loan receivable for the amount loaned to the customer plus the fee charged by the Company, which varies from state to state based on applicable regulations. During the three months ended March 31, 2004, the average amount of cash provided to a customer in such a transaction was $275.99, the average fee to the company was $49.29 and the average term of the loan was approximately 14 days. During the three months ended March 31, 2003, the average amount of cash provided to a customer in such a transaction was $257.61, the average fee to the company was $46.36 and the average term of the loan was approximately 14 days.

When checks are presented to the bank for payment and returned as uncollected, all accrued fees, interest and outstanding principal are charged-off as uncollectible, generally within 15 days of their due date. Accordingly, the loans included in the receivable balance at any give point in time are typically not older than 30 days. These charge-offs are recorded as expense through the provision for losses. Any recoveries on losses previously charged to expense are recorded as a reduction to the provision for losses in the period recovered.

With respect to the loans receivable at each period end, the Company maintains an allowance for loan losses (including fees and interest) at a level estimated to be adequate to absorb estimated incurred losses in the outstanding Company portfolio, which includes the Company’s pro rata participation in purchased loans. Management considers recent collection history to develop expected loss rates, which are used for the establishment of the allowance. Using this information, the Company records an adjustment to the allowance for loan losses through the provision for losses.

The following table summarizes the activity in the allowance for loan losses and the provision for losses during the three months ended March 31, 2003 and 2004 (in thousands):

	2003	2004
Allowance for loan losses
Balance, beginning of year	$750	$1,090
Adjustment to provision for losses based on evaluation of outstanding receivables at period end	(210)	(390)

Balance, end of period	$540	$700

Provision for losses
Charge-offs to expense	$10,414	$11,156
Recoveries	(6,331)	(6,969)
Adjustment to provision for losses based on evaluation of outstanding receivables at period end	(210)	(390)

Total provision for losses	$3,873	$3,797

Earnings per Share.    Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of stock options represent the only differences between the weighted average shares used for the basic earnings per share computation compared to the diluted earnings per share computation.

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents the computations of basic and diluted earnings (loss) per share for the periods presented (in thousands, except share and per share data).

	Three Months Ended March 31,
	2003	2004
Net income	$2,766	$5,251
Less: reduction to retained earnings in connection with shares subject to redemption as discussed below	(5,296)

Net available to common stockholders	$(2,530)	$5,251

Weighted average common shares outstanding	1,891,500	1,168,801
Incremental shares from assumed conversion of stock options	46,640	65,941

Weighted average diluted common shares outstanding	1,938,140	1,234,742

Basic earnings (loss) per share	$(1.34)	$4.49
Diluted earnings (loss) per share	$(1.34)	$4.25

All options that were outstanding for the three months ended March 31, 2003 and 2004 were included in the computation of diluted earnings per share because the exercise prices were equal to or lower than the average market prices of the common shares. Because the net amount available to common stockholders is a net loss for the three months ended March 31, 2003, the effect of dilutive shares is not considered.

With respect to the three months ended March 31, 2003, income available to common stockholders is adjusted to reflect the shares subject to redemption as set forth in Emerging Issues Task Force Topic D-98 (EITF Topic D-98), Classification and Measurement of Redeemable Securities. In January 2003, the Stockholders Agreement (the Agreement) with two principal stockholders was amended to increase the Company’s obligation to repurchase shares to $17.0 million from $11.0 million as of December 31, 2002. The amount of the increase in the carrying amount of the shares subject to redemption that has been charged to retained earnings is included as a reduction to income available to common stockholders.

As set forth in Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which the Company adopted as of July 1, 2003, the shares considered to be subject to redemption under the Agreement (approximately 362,000) have been excluded from the computations of basic and diluted earnings per share for the three months ended March 31, 2004.

Stockholders’ Equity.    During first quarter 2004, the company issued 15,100 shares of common stock in connection with a stock option exercise. The issuance reduced the number of common stock shares held in treasury to 375,460 as of March 31, 2004.

NOTE 2 — RELATED PARTY TRANSACTIONS

In February 2004, the Company purchased property in California for approximately $1.3 million, which was funded with $0.3 million in cash and $1.0 million in borrowings through a note payable with interest at prime plus 1% and due March 2019. The Company expects to sell the property to two principal stockholders during the second half of 2004 based on appraised value.

In first quarter 2004, the Company repaid $245,000 of the related party notes payable using cash from operations. In April 2004, the remaining $200,000 was paid to settle the obligation using cash from operations.

QC HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 3 — SUBSEQUENT EVENTS

On May 6, 2004, the Company repaid approximately $2.0 million of the subordinated unsecured notes payable using available cash and borrowings under the revolving credit facility. The Company received a waiver from the financial institution providing the revolving credit facility that allowed for partial repayment of the subordinated obligations.

On May 6, 2004, the Company declared a $2.0 million dividend to be paid prior to May 31, 2004. The Company expects to fund this payment from operating cash flows.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

Until , 2004 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

QC Holdings, Inc.

[LOGO]

                     Shares

Common Stock

PROSPECTUS

Ferris, Baker Watts

Incorporated

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by the Registrant:

Amount
Registration fee — Securities and Exchange Commission	$10,928
Filing fee — National Association of Securities Dealers, Inc.	9,125
Quotation fee — The Nasdaq Stock Market’s National Market	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	•
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	$ *

* To	be completed by amendment.

Item 14.    Indemnification of Directors and Officers.

Article X of the Articles that will be in effect immediately prior to the effectiveness of this registration statement will provide that a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 17-6002(b)(8) of the Kansas General Corporation Law provides that this provision does not limit or eliminate liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of the Kansas General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

Section 17-6305 of the Kansas General Corporation Law (the “Indemnification Statute”) provides for indemnification by a corporation of its corporate officers, directors, employees and agents. The Indemnification Statute provides that a corporation may indemnify such persons who have been, are, or may become a party to an action, suit or proceeding due to his or her status as a director, officer, employee or agent of the corporation. Further, the Indemnification Statute grants authority to a corporation to implement its own broader indemnification policy. Article IX of the Articles requires us to indemnify our directors and officers to the fullest extent provided by Kansas law.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The Underwriting Agreement is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

Item 15.    Recent Sales of Unregistered Securities.

Since January 1, 2001, we have issued shares of our common stock upon the exercise of two stock options. Both option exercises were in 2004. We issued an aggregate of 19,900 shares for aggregate option exercise prices of $398,000. The shares were issued in reliance upon the exemption from registration in Section 4(2) of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits

See exhibits listed on the Exhibit Index following the signature page of this Form S-1, which is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Kansas, on May 7, 2004.

QC HOLDINGS, INC.

By:	/s/ Don Early

Don Early, Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Don Early, Darrin J. Andersen and Doug E. Nickerson, and each of them, either one of whom may act without joinder of the other, his or her attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto in all documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
By: /s/ Don Early	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)	May 7, 2004

By: /s/ Darrin J. Andersen	President and Chief Operating Officer	May 7, 2004

By: /s/ Mary Lou Andersen	Vice Chairman, Secretary and Director	May 7, 2004

By: /s/ Douglas E. Nickerson	Chief Financial Officer (principal financial officer)	May 7, 2004

By: /s/ Gregory L. Smith	Director	May 7, 2004

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1*	Form of Underwriting Agreement by and between the Registrant and Ferris, Baker Watts, Incorporated

3.1	Articles of Incorporation of the Registrant (as currently in effect)

3.2	Certificate of Amendment to Articles of Incorporation of the Registrant

3.3	Bylaws of the Registrant (as currently in effect)

3.4*	Form of Amended and Restated Articles of Incorporation of the Registrant (to be filed with the Kansas Secretary of State prior to closing of the offering)

3.5*	Form of Amended and Restated Bylaws of the Registrant (to be adopted prior to the closing of this offering)

4.1*	Specimen Stock Certificate

5.1*	Opinion of Shook, Hardy & Bacon LLP with respect to the legality of the shares being registered

10.1	QC Holdings, Inc. 1999 Stock Option Plan

10.2*	QC Holdings, Inc. 2004 Equity Incentive Plan

10.3	Amended and Restated Loan and Security Agreement among QC Holdings, Inc., QC Financial Services, Inc., QC Financial Services of North Carolina, Inc., Cash Title Loans, Inc., Title Loans, Inc., Don Early (as Guarantor) and Banco Popular North America

10.4	Third Amended and Restated Line of Credit Note payable to Banco Popular North America by and among QC Holdings, Inc., QC Financial Services of California, Inc., Financial Services of North Carolina, Inc., Cash Title Loans, Inc., Title Loans, Inc.

10.5	Term Promissory Note with a principal amount of $7,500,000 payable to Banco Popular, Illinois by QC Holdings, Inc., QC Financial Services of California, Inc., Financial Services of North Carolina, Inc., Cash Title Loans, Inc., Title Loans, Inc.

10.6	Combined Amended and Restated Term Promissory Note with a principal amount of $8,864,606 payable to Banco Popular, Illinois by QC Holdings, Inc., QC Financial Services of California, Inc., Financial Services of North Carolina, Inc., Cash Title Loans, Inc., Title Loans, Inc.

10.7	Subordinated Promissory Note with principal amount of $7,106,215 payable to Cahill, Warnock Strategic Partners Fund, L.P. by QC Holdings, Inc.

10.8	Subordinated Promissory Note with principal amount of $393,785 payable to Strategic Associates, L.P. by QC Holdings, Inc.

10.9	Form of Management Stock Agreement

10.10*	Life Insurance Agreement between QC Holdings, Inc. and Don Early

10.11	Stock Option Agreement with Robert L. Albin dated September 1, 2002

21.1	Subsidiaries of the Registrant

23.1	Consent of Grant Thornton LLP

23.2*	Consent of Shook, Hardy & Bacon L.L.P. (included in its opinion filed as Exhibit 5.1 hereto)

24.1	Power of attorney (included in the signature page to this Registration Statement)

* To be	filed by amendment.